Exhibit 99.2

SHAREHOLDERS’ QUARTERLY REPORT

For the nine months ended September 30, 2006

November 7, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 7, 2006
Basis of Presentation
The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the nine months ended September 30, 2006, and the notes thereto, together with the MD&A found in the Company’s 2005 Annual Report and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005, as reissued on September 13, 2006. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.
Executive Overview
Extendicare Inc. is a major provider of long-term care and related services in North America through its subsidiaries, and employs 38,500 people in 19 states and four provinces in North America.
The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
At September 30, 2006, Extendicare, through its subsidiaries, operated 441 facilities with capacity for 35,082 residents (December 31, 2005 – 439 facilities with capacity for 34,495 residents; September 30, 2005 – 442 facilities with capacity for 34,725 residents). The total number of facilities operated has increased since the end of 2005 by two as a result of various activities. During the 2006 first quarter, the Company acquired two nursing homes in Pennsylvania (417 beds); expanded two assisted living facilities (37 units); closed an assisted living facility in Oregon (45 units) to convert it to a nursing facility; and designated two assisted living facilities, one in Washington and one in Texas, as held for sale (123 units). During the 2006 second quarter, the Company designated a Wisconsin nursing home (63 beds) as held for sale, and began managing an assisted living facility (125 units) in New Jersey. During the 2006 third quarter, the Company acquired three nursing homes in Kentucky (239 operational beds) and completed the construction of additions to three nursing homes (64 beds). In addition, the operational capacity at other facilities was adjusted during 2006.
The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. – Ohio and Pennsylvania – as well as in Canada in Ontario. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for the regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the nine months ended September 30, 2006 was 91.1% compared to 92.8% in the same prior year period and 92.6% for the year ended December 31, 2005.
Extendicare has made remarkable progress over the past few years at the operational level. In 2005, the Company achieved a fourth consecutive year of growth in earnings before income taxes, and continued to strengthen its operations and expand its long-term care business. Through the acquisition of ALC at the end of January 2005, the Company became the fifth largest assisted living provider in the United States.

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As previously announced, as part of a proposed reorganization (the “Reorganization”) the Company plans to distribute the majority of its U.S. assisted living operations into a separate publicly held company, and to convert its remaining operations into a Canadian real estate investment trust (the “Extendicare REIT”), effective November 10, 2006. Upon completion of the Reorganization, ALC will operate 206 assisted living facilities, totalling 8,262 units, in 17 states, and will rank in the top five in size of assisted living companies in the U.S. Prior to and in connection with the Reorganization, 29 of EHSI’s assisted living properties and their operations will be sold to ALC. After the separation, ALC and Extendicare REIT will enter into short-term transitional services arrangements to be conducted on an arms length basis. The Extendicare REIT will continue to operate the U.S. and Canadian nursing home and related long-term care businesses of the Company. For further details on the Reorganization, refer to “Significant Developments in 2006 – Corporate Reorganization” and “Significant Developments in 2006 – Subsequent Events”.
It is the Company’s intention to accomplish this strategic initiative in a manner that will maintain its commitment of quality patient care, preserve its strong relationship with employees and ensure continual success of its business operations.
The key business goals that have contributed to the Company’s success over the past few years have been to:
•	provide quality, clinically-based services;

•	strengthen both Medicare and total average daily census;

•	increase market share of Canadian home health care operations;

•	improve operating cash flow;

•	actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities;

•	expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding;

•	diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services;

•	increase operating efficiency; and

•	manage resident care liability claim settlements.
Extendicare is continuing to actively identify and review strategic value enhancing acquisition opportunities in both Canada and the United States. The Company is reviewing several such opportunities currently and negotiations are progressing for its acquisition of a skilled nursing home business in the United States, which operates approximately 30 facilities. Following completion of the Reorganization, the Extendicare REIT Trustees expect to be in a position to make a public announcement on this matter in the near future.
The Company will continue to focus on the key drivers of its success as it completes the Reorganization.
One of the major factors contributing to the improved performance of the U.S. operations has been management’s focus on driving revenue through growth in average daily census (ADC), particularly Medicare ADC. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. These initiatives have resulted in improved Medicare census results for 2004 and 2005.
In preparation for the January 1, 2006, changes to the Resource Utilization Groupings (RUGs) classifications implemented by the Centers for Medicare & Medicaid Services, EHSI refocused its marketing strategies to target residents requiring short-term rehabilitative services and trained its clinical staff to ensure the Company could accurately assess its residents in accordance with the changes made in the RUGs classification system. As a result, though EHSI experienced a decline in census, the Company was successful in not only recovering the loss from the RUGs Refinement enhancements, but also increasing its Medicare rates. Despite the loss of the RUGs Refinement enhancements, EHSI’s average Medicare Part A rate increased from US$362.79 in the 2005 fourth quarter to US$368.72 in the 2006 third quarter and averaging US$368.30 in the first nine months of 2006.

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The following table provides same-facility ADC for Medicare patients, and total residents served in EHSI’s nursing homes for the last eight quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2005	2004

Medicare ADC	2,337	2,421	2,250	2,430	2,181	2,224	2,207	2,123
Total ADC	12,532	12,727	12,395	12,596	12,364	12,580	12,572	12,600

Due to the refocus of EHSI’s marketing of short-term rehabilitative residents, EHSI’s Medicare ADC on a same-facility basis decreased 1.9% to 2,181 in the 2006 third quarter compared to 2,224 in the 2005 third quarter. As well, Medicare ADC declined from the 2006 second quarter by 3.1%, which is the normal trend between those quarters. In addition, total U.S. nursing home census on a same-facility basis declined 1.7% to 12,364 in the 2006 third quarter, compared to 12,580 in the 2005 third quarter, and declined 0.3% in comparison to 12,395 in the 2006 second quarter.
For further details on the significant transactions occurring in 2006, refer to “Significant Developments in 2006”, and for an analysis of the Company’s financial results, refer to the discussions under “Summary of Quarterly Results” and “2006 Third Quarter Results” and “2006 Nine Months ended September 30”.
Critical Accounting Policies and Estimates
Readers should refer to the MD&A of the Company’s 2005 Annual Report for a full discussion of the Company’s critical accounting policies and estimates. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes in accounting policies or management’s estimates, they are discussed under “Significant Developments in 2006” and under “Changes in Accounting Policies”. Management considers an understanding of the Company’s accounting policies to be essential to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There is measurement uncertainty relating to the accounting policies applied to: revenue recognition and the valuation of accounts receivable; the valuation of assets and determination of asset impairment; the measurement of acquired assets and assumed liabilities in business combinations; the accrual for self-insured liabilities; and the accounting for future tax assets and liabilities.
Significant Developments in 2006
Corporate Reorganization
As at September 30, 2006, the Company has incurred a number of transaction costs resulting from the Reorganization, which are described under the headings “2006 Third Quarter Results” and “2006 Nine Months ended September 30”. In addition, a number of transactions have occurred subsequent to September 30, 2006, in connection with the Reorganization, and these are described under the heading “Significant Developments in 2006 – Subsequent Events”.
As a result of the Reorganization, certain of the risks that the Company identified in its most recent Annual Report and Annual Information Form will change upon the distribution of ALC and conversion of Extendicare into a REIT, and the reader should refer to the discussion under the heading “Update on Risks and Uncertainties”.
The following provides a summary of the background to and reasons for the Reorganization.
In February 2006, the Board of Directors announced the appointment of a committee of independent directors to review and consider various structures and alternatives that could provide value to shareholders. The Board believed that the Company’s share price had not been reflective of its underlying operational performance. A sale or reorganization of all or part of the Company were among the alternatives being explored. The Company retained legal counsel and retained Lehman Brothers and CIBC World Markets as its investment advisors. In May 2006, the Company’s Board of Directors unanimously approved the Reorganization, to be implemented by a plan of arrangement (the “Arrangement”) involving:
•	The distribution of ALC to Extendicare shareholders. ALC will be a publicly held company listed on the New York Stock Exchange (NYSE); and
•	After the distribution of ALC, the conversion of Extendicare into a REIT), listed on the Toronto Stock Exchange (TSX).

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On completion of the Reorganization:
•	Extendicare Subordinate Voting shareholders will be entitled to receive for each share one ALC subordinate voting Class A common share (ALC Class A Share) and one Extendicare REIT unit (REIT Unit) or, if they have elected, one exchangeable limited partnership unit (Exchangeable LP Unit).
•	Extendicare Multiple Voting shareholders will be entitled to receive for each share one ALC multiple voting Class B common share (ALC Class B Share) and 1.075 REIT Units or, if they have elected, 1.075 Exchangeable LP Units.
As previously indicated, the Reorganization was approved and recommended by an independent committee of the Extendicare Board of Directors. The Independent Committee was advised by independent legal counsel and Genuity Capital Markets (Genuity) as financial advisor. The Independent Committee received an oral opinion from Genuity that based on the information available to it and its work to date, the consideration to be received under the Reorganization is fair from a financial point of view to the Subordinate Voting shareholders. The recommendation by the Independent Committee was the result of an extensive strategic review process that included consideration of a range of alternatives that included conversion to a Canadian REIT and the sale of the remaining business of Extendicare after the distribution of ALC. An extensive sale process was conducted over several months and involved 28 interested parties, of which 15 entered into confidentiality agreements. Senior management meetings were held with, and a virtual data room was made available to, certain parties. The Company ultimately considered two cash offers for the shares of the Company after the distribution of ALC. The Independent Committee compared the consideration to be received for the shares under the highest of the cash offers against a range of potential trading prices for the REIT based on various assumptions. During its deliberations, the Independent Committee also took into account the fact that a conversion to a REIT in comparison with a sale could be completed more expeditiously, had fewer regulatory compliance requirements, provided more flexibility and tax deferral options to shareholders and provided higher certainty of completion. Ultimately, the Independent Committee considered the proposed Reorganization, and the alternatives, from a business, financial and legal perspective and unanimously recommended to the Board of Directors that the Reorganization is fair and in the best interests of the Company.
In September 2006, the Company mailed to its shareholders a management proxy circular outlining the proposed Reorganization and indicated a proposed annual distribution to unitholders of $1.20 per unit. At a shareholders meeting on October 16, 2006, the Arrangement received approval of 97.44% of holders of Extendicare’s Subordinate Voting Shares, and 99.96% of holders of Extendicare’s Multiple Voting Shares. Extendicare’s Subordinate Voting and Multiple Voting shareholders also approved the adoption of a unitholder rights plan for Extendicare REIT. On October 24, 2006, Extendicare received the final order from the Ontario Superior Court of Justice to approve the Arrangement. After having satisfied all of conditions of the Arrangement, the effective date of the Arrangement was set to be November 1, 2006.
On the evening of October 31, 2006, the Minister of Finance announced the Tax Fairness Plan for Canadians, which included proposals (the “Proposals”) to tax income received by income trusts at corporate rates and to treat distributions of such income as taxable dividends in the hands of unitholders. The Proposals generally apply to the 2007 and subsequent taxation years, except that in the case of income trusts that were trading before November 1, 2006, the Proposals are deferred for a four-year period and do not take effect until the 2011 and subsequent taxation years. The Proposals do not apply to certain exempted REITs. Under the technical provisions of the Proposals as announced, the Extendicare REIT will not be eligible for the four-year deferral nor will it qualify as an exempt REIT. Although Extendicare intends to make submissions to the Department of Finance that the Extendicare REIT should be exempted from the Proposals, there can be no assurance that the Proposals will be amended so that the Extendicare REIT qualifies as an exempt REIT.
In response to the Minister of Finance’s announcement of the Proposals, the Extendicare Board of Directors met on the evening of October 31, 2006 and decided to delay the implementation of the Reorganization until the Board had the opportunity to give further consideration to the potential consequences of the Proposals on the Reorganization.
After taking into account the recommendations of senior management, the advice of its financial and legal advisors and consultations with various stakeholders, and after carefully considering the merits of completing the Reorganization, the Directors unanimously decided that it was in the best interests of Extendicare and its shareholders to complete the Reorganization as soon as possible, even if the Extendicare REIT does not qualify for the four-year deferral or as an exempt REIT under the Proposals. The Board believes the Reorganization represents a fundamental realignment of Extendicare’s businesses which remains important and in the best interests of the Extendicare shareholders. Although the Board is disappointed that the new tax regime applicable to income trusts under the Proposals may apply to the Extendicare

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REIT, it has carefully reviewed the alternatives and has concluded that even if the Extendicare REIT does not qualify as an exempt REIT under the Proposals, the merits of proceeding with the Reorganization at this time remain compelling.
The Extendicare REIT was determined to be an effective structure to conduct Extendicare’s long-term care operations. The REIT structure is designed to provide superior returns to its unitholders, to accommodate its existing operations and to effectively facilitate its strategic acquisition plans.
As a result of the new distribution tax imposed under the Proposals, the Extendicare REIT trustees expect that the initial annual distribution to Extendicare REIT unitholders will be $1.11 per unit, which compared to $1.20 per unit, as previously disclosed under the pre-Plan tax regime, is not materially different on an after tax basis to an individual unitholder at the highest marginal tax rate, once the recent proposals to amend the federal dividend tax credit are phased in.
Exchanges of Exchangeable LP Units into REIT Units will be permitted any time instead of ninety days after the closing of the Reorganization as originally contemplated. The Directors believe that providing liquidity for the Exchangeable LP Units is important in view of the Proposals. Extendicare expresses no view as to whether any investor should or should not convert into REIT Units. Investors should be aware that an exchange into REIT Units could result in a capital gain for tax purposes to the investor.
As disclosed in the Extendicare management proxy circular for the meeting relating to the Reorganization, the Extendicare REIT has adopted a distribution reinvestment plan. Extendicare REIT unitholders who are residents of Canada and holders of Exchangeable LP Units will have the opportunity to participate in the plan to acquire additional units at a 3% discount, commencing immediately including in respect of the first distribution on January 15, 2007. The election forms will be sent to Extendicare REIT unitholders and Exchangeable LP unitholders shortly. Although the Extendicare REIT trustees are not making any recommendation in this regard, unitholders should carefully consider this option.
Update of U.S. Legislative Actions Affecting Revenue
The majority of the Company’s operations are in the United States where 72.6% of its revenue for the first nine months of 2006 was earned. EHSI receives payment for its services and products from the federal (Medicare) and state (Medicaid) medical assistance programs, as well as from private payors. Private-pay revenue includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.
Medicaid rates are generally lower than rates earned from Medicare or private/other sources. Therefore, the Company considers Quality Mix an important performance measurement indicator, where “Quality Mix” is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, the Company focuses on short-term stay programs and services for its nursing home operations.
The following table sets forth EHSI’s percentage of nursing and assisted living facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding revenue settlement adjustments.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2005	2004

Medicare	29.1%	30.8%	28.8%	29.0%	27.8%	27.4%	28.1%	31.9%
Private/other	28.0	24.7	28.2	27.6	28.2	27.8	27.6	19.5

Quality Mix	57.1	55.5	57.0	56.6	56.0	55.2	55.7	51.4
Medicaid	42.9	44.5	43.0	43.4	44.0	44.8	44.3	48.6

The increase in the proportion of private/other revenue in 2005 from 2004 was primarily due to the January 31, 2005 acquisition of ALC. For the first nine months of 2006, the assisted living facility operations earned approximately 79% of total revenue from private-pay residents, while nursing operations earned approximately 16% of total revenue from private-pay residents.

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The following table sets forth EHSI’s percentage of nursing facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding revenue settlement adjustments. Though Medicare census has declined, the percentage of Medicare revenue has remained at similar levels in 2006 compared to 2005 due to a 3.1% increase in rates on October 1, 2005, and an increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2006	2005	2005	2004

Medicare	36.0%	36.0%	35.5%	36.0%	34.3%	34.0%	34.8%	33.2%
Private/other	16.0	15.6	16.3	15.3	16.4	15.6	15.6	16.7

Quality Mix	52.0	51.6	51.8	51.3	50.7	49.6	50.4	49.9
Medicaid	48.0	48.4	48.2	48.7	49.3	50.4	49.6	50.1

Medicare Funding
Effective January 1, 2006, the Centers for Medicare & Medicaid Services, or CMS, terminated the funding of the RUGs Refinements enhancements. In conjunction with this change, CMS expanded the 44 RUGs classifications to 53, providing nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, effective January 1, 2006, CMS also increased RUGs rates in the nursing and therapy components of the case mix index for all 53 RUGs rates. Despite the loss of the RUGs Refinements, EHSI’s average daily Medicare Part A rate on a same-facility basis increased from US$363.14 in the 2005 fourth quarter to US$367.60 in the 2006 first quarter, to US$370.45 in the 2006 second quarter, and to US$368.72 in the 2006 third quarter, due to refocused strategies to target residents requiring short-term rehabilitative services. Approximately 36.9% of EHSI’s Medicare census was classified into the nine new RUGs classifications, and the percentage of therapy residents increased from 79.8% in the 2005 fourth quarter to 82.5% in the 2006 third quarter.
As announced on July 27, 2006, CMS implemented a 3.1% market basket increase in the Medicare rates for fiscal 2007, effective October 1, 2006, which EHSI estimates will result in a net improvement in its average Medicare Part A rate per diem of about US$11.43, based on the average rate for the 2006 third quarter.
The Medicare Part D benefit that arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003 was implemented by CMS effective January 1, 2006, and provides access to prescription drug coverage for Medicare beneficiaries. Medicare Part D is a voluntary drug benefit, except for dually eligible Medicare and Medicaid residents, who must enrol in the program. The program provides a prescription drug benefit through a fee-for-service prescription drug plan, or PDP. For a premium, eligible residents will have their drug costs administered through a government contracted PDP provider, who will negotiate contracts with the institutional pharmacies, including Omnicare, Inc. (Omnicare), which provides pharmacy services to the majority of EHSI’s nursing facilities. Omnicare had contracted with the majority of all PDPs, to which EHSI’s residents would subscribe. To date, as a result of the transition plans put into place by CMS, EHSI has not experienced an increase in its drug costs as a result of these changes. However, EHSI could be faced with incremental drug and administrative costs as PDPs exercise their strategies to manage drug costs on behalf of their subscribers.
Effective January 1, 2006, CMS reduced its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change will reduce Medicare revenue by $0.5 million (US$0.4 million). EHSI continues to be reimbursed for all remaining Part A co-insurance bad debts that amounted to approximately $16.9 million (US$14.7 million) in 2005.
Effective January 1, 2006, CMS implemented a cap on Part B therapy services of US$1,740 per annum for physical and speech therapy, and a second cap of US$1,740 for occupational therapy. However, the Budget Refinement Act of 2005 established a one-year exception process to the therapy caps for individuals who can prove medical necessity for the therapy. The one-year exception process applies to approximately 35% of EHSI’s residents requiring Part B therapy services and therefore there has been no significant reduction in the Company’s Part B therapy revenue. Effective January 2007, the exception process will be removed unless extended by U.S. Congress or CMS.

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In November 2006, CMS issued federal regulations regarding procedures and documentation standards for skilled nursing facilities to be reimbursed for blood glucose monitoring. The new regulations require physicians to certify the necessity of each finger stick blood glucose test and document those orders. The new rule will require considerable effort on physicians and skilled nursing facilities. EHSI estimates that the loss of revenue from this new regulation is approximately US$4.0 million per annum.
Medicaid Rates
EHSI receives new annual Medicaid rates effective July 1st in seven of the eleven states where it operates nursing facilities. In Washington, EHSI’s Medicaid rates increased by 9.9% effective July 1, 2006 as a result of the State updating to current operator costs, or “re-basing”. The annualized impact of the rate increase is estimated at $4.7 million (US$4.2 million). In Ohio, the state has implemented a new reimbursement system, and EHSI’s rates increased only 0.3% effective July 1, 2006. The State of Pennsylvania has also implemented a new reimbursement system effective July 1, 2006, and the estimated increase is 0.13%. EHSI estimates that the weighted average Medicaid rate increase received during 2006 in the states it operates in, exclusive of the impact of provider tax changes and case mix indices was 1.9%. Therefore, EHSI’s margins for the 2006 third quarter were eroded to the below inflationary average Medicaid rate increases. Similarly for the 2005 year, EHSI’s estimated weighted average increase was less than 1.0%, exclusive of changes in case mix indices, provider tax changes, and other controllable factors. In 2005, EHSI did not receive an increase in rates in Ohio or Wisconsin. As a result of the 2005 increases, which were also below the rate of inflation, EHSI’s margins were negatively impacted.
Effective January 1, 2006, the State of Indiana implemented a Medicaid rate reduction that amounts to approximately $2.3 million (US$2.1 million) per annum of lower revenue to EHSI, and applies to the 18-month period ended June 30, 2007. During this period the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
CMS is currently considering placing limits on the level of federal matching funds generated by Medicaid provider taxes. CMS’ current proposals would reduce the limit on provider taxes from 6% of gross revenues to 3%. The administration has requested this initiative in the President’s last two budget proposals, both of which have been rejected by Congress. CMS may publish rules in November or December 2006 with a comment period to be effective in the next federal fiscal year. Should this occur, the reduction would be phased in over three years. Full implementation at the level of a 3% limit on provider taxes is estimated to have a $3.1 million (US$2.8 million) annualized negative impact on EHSI’s Medicaid revenue assuming an October 2006 implementation.
Update of Canadian Legislative Actions Affecting Revenue
The fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services.
Ontario Long-term Care Legislation
In October 2006, the Ontario government introduced new long-term care homes legislation (the “2006 LTC Act”) that, if passed, would consolidate three pieces of legislation currently governing long-term care facilities in the province. Ontario’s long-term care homes are currently governed by three separate pieces of legislation (Nursing Homes Act, Homes for the Aged and Rest Homes Act and Charitable Institutions Act). Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. The proposed legislation is in second reading and contains provisions around fixed license terms related to structure/age of building without a commitment to a capital renewal program for older buildings. Extendicare and others will advocate for appropriate changes.
Ontario Long-term Care Funding
In March 2006 the government announced the annual acuity-based funding increase to take effect April 1, 2006, based on the 2005 resident classification results which showed an acuity increase of 1.98%. In April 2006 the government further announced an increase in funding for long-term care homes, effective April 1, 2006, of $29.0 million to help manage the rising cost of labour within the flow-through envelopes (specifically the nursing and personal care (nursing) and programming and support services (program) envelopes). ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments will provide increased annual revenue of approximately $4.4 million, which will be offset by additional costs of resident care.

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In June 2006 the government announced that effective July 1, 2006, there would be an increase of $0.12 per resident per day (or 2.25%) in funding for food costs and an increase of $0.78 per resident per day (or 1.76%) in the per diem rate for the non flow-through accommodation envelope. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments will provide increased annual revenue of approximately $1.6 million, of which $0.2 million will be directly allocated to increased food costs and the remainder is available to assist in offsetting inflationary cost increases.
In October 2006, the Ontario government announced an emergency room wait time strategy that includes the construction of 1,750 new and the replacement of 662 long-term care beds. Extendicare will compete for new beds based on an evaluation of demand and other factors.
Alberta Long-term Care Funding
The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Long-term care providers received an annual inflationary rate increase on April 1, 2005, and on July 1, 2005, the annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility) occurred. Further funding changes announced on that date took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operates in Alberta, ECI estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
In March 2006 the Alberta government announced their 2006/2007 fiscal budget in which $42.0 million was allocated to improve continuing care services. Anticipated changes include additional funding to enable increases in the number of hours of care per resident per day to 3.6 hours effective October 2006. As a result, ECI does not anticipate a significant impact to earnings from these changes. An annual inflationary rate increase of 3.25% was received by long-term care providers effective April 1, 2006. As well, the July 1, 2006, annual funding adjustment for the case mix index occurred; however, not all of the new rates have been communicated at the time of this report, and as such the Company is not able to estimate the impact at this time.
Ontario Home Care Funding
The 2004 Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients.
On May 1, 2006, the Ontario government further announced funding increases of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from a comprehensive review (the “Caplan Report”) of the Community Care Access Centre Procurement Process. The announcement stated it was the intention of the government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. Details of funding to support the Caplan Report recommendation are expected by the end of November 2006. It is too early to assess how the timing and implementation of these recommendations will impact Extendicare’s home health care operations, but the Company is hopeful that funding directed to implement the Caplan Report’s recommendations will be sufficient. As a result of the review being conducted, the Ontario government froze the home health care Request For Proposal (RFP) process in the fall of 2004, allowing those due to expire to be extended pending the completion of the review. RFPs are expected to resume in 2007 under a new template.
The Ontario government’s October 2006 announced strategy to reduce emergency room wait times includes a further $30.0 million funding increase in home care to support service volumes.

Extendicare Inc. September 2006	8

Regulatory Environment Affecting Operations
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services, are a risk to the Company. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.
As a foreign private issuer, the Company is subject to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company is currently performing a detailed assessment of its internal control over financial reporting for the year ending December 31, 2006. There is no guarantee that the assessment will be completed on a timely basis or that material weaknesses will not be identified warranting remediation. Costs to comply with the Sarbanes-Oxley requirements are expensed as incurred. As part of its proposed Reorganization, Extendicare plans to delist from the NYSE. The Company may not meet the threshold requirements to permit it to deregister from the SEC, in which case the Company would continue to be an SEC reporting issuer and subject to the Sarbanes-Oxley Act as a foreign private issuer.
Acquisitions and Construction
On August 1, 2006, EHSI completed the acquisition of three nursing facilities (259 licensed beds; 239 operational beds) in Richmond, Kentucky for a total of $11.8 million (US$10.4 million) in cash (approximately US$40,000 per bed).
On August 2, 2006, EHSI acquired an office building in Menomonee Falls, Wisconsin for $5.7 million (US$5.0 million) that will become the headquarters for ALC in 2007.
On March 1, 2006, EHSI completed the acquisition of two nursing facilities (417 beds) in Pennsylvania for cash of $28.1 million (US$24.7 million). The preliminary allocation of the purchase price resulted in $2.5 million (US$2.2 million) assigned to goodwill and $0.2 million (US$0.2 million) assigned to resident relationships, which are classified as other intangible assets. The Company will complete its valuation of net assets acquired by December 31, 2006. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods.
EHSI is in the process of completing a two-phase construction program. Phase I consisted of seven projects, which have now been completed, to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units; two projects were completed in 2005, representing facility additions for 18 nursing beds and 25 assisted living units; and the last was completed in the first quarter of 2006 to add 16 assisted living units. Phase II represents 12 projects for 264 assisted living units and 153 nursing beds to be completed during 2005 through 2007. Six of these projects were completed in 2005, adding three new assisted living facilities (150 units), and increasing the capacity at three assisted living facilities by 71 units. Three skilled nursing facility additions were completed in the 2006 third quarter, adding capacity for 64 beds.
EHSI has signed a letter of intent to acquire for US$9.0 million in cash a leased skilled nursing property (150 beds) that is expected to be completed in the 2006 fourth quarter; and exercised its right to acquire for US$7.5 million in cash another leased skilled nursing property (111 beds) that is expected to be completed in the 2007 first quarter. Both facilities are located in Ohio.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of government grants, is approximately $29.1 million. The estimated cost of the additional 60 assisted/supportive living beds, net of government grants is $6.6 million. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.

Extendicare Inc. September 2006	9

Valuation Loss (Gain) on Interest Rate Lock and Caps
The Company recorded a pre-tax loss in the first nine months of 2006 of $16.2 million related to the valuation of EHSI’s interest rate lock and cap agreements, compared to $2.6 million in the same prior year period.
The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million. The interest rate cap arrangements did not qualify as hedge instruments for accounting purposes, and therefore were required to be adjusted to market value each reporting period, with the change reported in earnings. The amount recorded related to the caps for the first nine months of 2006 was a loss of $1.0 million, compared to $2.6 million in the same 2005 period.
On July 17, 2006, EHSI entered into an agreement with Lehman Brothers under which it locked in the treasury rate and the swap spread to be used to determine the interest rate on up to US$600 million of proposed CMBS financing (the “Interest Rate Lock Agreement”). The purpose of the Interest Rate Lock Agreement was to serve as a hedge relating to the forecasted interest payments under the proposed CMBS financing, but EHSI did not designate the Interest Rate Lock Agreement as a hedging instrument for accounting purposes. The market value of this derivative increased if market interest rates increased and the market value decreased if market interest rates decreased. Due to declines in market interest rates, the market value of the Interest Rate Lock Agreement decreased by $15.2 million (US$13.6 million) during the 2006 third quarter, resulting in a charge to earnings. EHSI had made deposits of US$18.0 million under the Interest Rate Lock Agreement, and the $4.9 million (US$4.4 million) market value at September 30, 2006 was reflected as a prepaid expense in current assets.
Loss (Gain) from Restructuring Charges, Asset Impairment, Disposals and Other Items
The Company reported an overall pre-tax charge of $26.5 million related primarily to restructuring costs associated with management’s review of strategic initiatives, partially offset by a gain on disposal of Omnicare shares. In the 2006 third quarter EHSI recorded an impairment charge for long-lived assets of $3.9 million relating primarily to an Ohio assisted living facility. In addition, during the 2006 third quarter, EHSI recorded a loss of $0.8 million relating to the abandonment of a proposed assisted living project in Washington. In comparison, in the first nine months of 2005, the Company recorded a pre-tax gain of $12.9 million mainly associated with the exchange of the Omnicare warrant for Omnicare shares and disposal of investments and other non-core assets.

	Nine months ended
	September 30
(millions of dollars)	2006	2005

U.S. Operations
Restructuring charges	6.0	—
Provision for impairment of facilities	3.9	—
Loss on abandoned assisted living project	0.8	—
Loss (gain) on investment and other non-core assets	0.3	(12.1)
Write-off of deferred financing costs	—	0.3
Canadian Operations
Provision for restructuring charges	14.9	—
Loss (gain) on investment and other non-core assets	(0.2)	(1.1)
Other	0.8	—

	26.5	(12.9)

Discontinued Operations
Texas and Washington Assisted Living Properties
In the first quarter of 2006, due to poor financial performance and future capital needs of the facility, EHSI decided to close an assisted living facility, located in Texas (60 units) and actively pursue the disposition of the property. As a result, the Company has classified the financial results of this facility to discontinued operations and recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million. In addition, the lease term for an assisted living facility in Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until September 2006. As a result, the financial results of this facility have been reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.

Extendicare Inc. September 2006	10

Minnesota Nursing Properties
Of the three Minnesota nursing properties included in discontinued operations at the end of December 2005, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). In April 2006 a second property was sold for $0.5 million (US$0.5 million), which resulted in a pre-tax recovery of $0.2 million (US$0.2 million). At September 30, 2006, the carrying value of the one remaining property included in assets held for sale was $0.9 million (US$0.8 million).
Wisconsin Nursing Facilities
In the second quarter of 2006, due to poor financial performance and future capital needs of a Wisconsin nursing facility (63 beds), EHSI decided to dispose of the facility. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $1.3 million (US$1.2 million) to reduce the property value to nil.
In December 2005 EHSI sold its Lakeside nursing facility, located in Chippewa Falls, Wisconsin. The facility, which was formerly leased to an operator, was classified as a discontinued operation. In the 2006 first quarter, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million) pertaining to the period that EHSI operated the facility, which was included in the loss from discontinued operations.
The Company has reported the results of all of these operations and the related pre-tax gains (or losses) from impairment charges and dispositions as discontinued operations and the prior periods were restated. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the nine months ended September 30, 2006.
Investment in Crown Life Insurance Company
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At September 30, 2006, the Company’s carrying value of its investment was $77.8 million (December 31, 2005 – $73.8 million), which equated to Extendicare’s share of Crown Life’s book value. Dividends from Crown Life are at the discretion of its board of directors. There were no dividends received to date in 2006 or for the year 2005.
In 1998 an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders also provide that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the “second closing”). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s principal shareholders if the liabilities are settled for less than the holdback amount. It is anticipated that the second closing will be finalized in the first half of 2007. However, in view of the process described above, there can be no assurance as to the timing of the finalization of the transaction.
Management estimates that the ultimate proceeds to be realized on the sale of Crown Life will approximate the Company’s current carrying value on a Canadian GAAP basis. At December 31, 2005, the Company’s carrying value on a U.S. GAAP basis was approximately $10 million higher than its carrying value on a Canadian GAAP basis. Management does not have the necessary information to determine its current carrying value on a U.S. GAAP basis at September 30, 2006, and accordingly, can not estimate the amount of any potential loss on sale, if any, on a U.S. GAAP basis.

Extendicare Inc. September 2006	11

Other
Stock Option Plan
In August 2006, pursuant to the terms of the Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”), the Board of Directors approved the accelerated vesting of all options under the Stock Option Plan, and any options that remained unexercised after October 25, 2006 were cancelled. As a result of this accelerated vesting, the Company recognized share-based compensation expense of $1.0 million during the 2006 third quarter, and classified it as part of the $20.9 million provision for restructuring costs.
Preferred Share Redemption
Pursuant to the share provisions, on September 6, 2006, the Company issued a notice of redemption to redeem all of its issued and outstanding preferred shares for proceeds of $25.00 per share and accrued and unpaid dividends, for a total of $20.2 million. As at September 30, 2006, the Company reflected the $20.2 million in accounts payable, representing its $16.8 million carrying value of preferred shares, accrued and unpaid dividends of $0.2 million, and $3.2 million being the excess of the redemption price over the carrying value of its Class II, Preferred Shares, Series 1. On October 12, 2006, the Company deposited with its transfer agent, Computershare Trust Company of Canada, the redemption proceeds. The effective date of the redemption was October 13, 2006, following which any amounts that remain unclaimed for a period of six years shall be forfeited to Extendicare.
Omnicare
EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. In 2002 Omnicare requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.
Subsequent Events
The following is a summary of the material subsequent events that have occurred after September 30, 2006. For more details on these, refer to note 16 of the unaudited consolidated financial statements for the nine months ended September 30, 2006.
Reorganization
As discussed under the heading “Significant Developments of 2006 – Corporate Reorganization” the Company has announced its plans to proceed with the original plan to distribute ALC and convert the remaining operations into a REIT. Effective November 10, 2006, Extendicare REIT and ALC will be independently managed, operated and financed.
Upon completion of the Reorganization, ALC will operate 206 assisted living facilities totalling 8,262 units in 17 states in the U.S. ALC will maintain a subordinate voting and multiple voting share structure similar to the current structure of Extendicare, except that the ALC Class B Shares will generally be transferable only to related persons, unless first converted to Class A Shares on the basis of one Class B Share for 1.075 Class A Shares. ALC’s Class A Shares will be listed on the NYSE, under the symbol ALC. Approximately 57.5 million Class A Shares and 11.8 million Class B Shares will be issued.
Extendicare REIT, through its wholly owned subsidiaries, will operate 226 nursing homes and nine assisted living facilities with capacity for over 26,800 residents in 12 states in the U.S. and four provinces in Canada. As well, through its operations in the United States, Extendicare will continue to offer medical specialty services such as subacute care and rehabilitative therapy services, and provide home health care services in Canada. The Company will employ approximately 34,000 people in North America.
Approximately 59.2 million REIT Units and 11.0 million Exchangeable LP Units will be issued and outstanding. No pro ration of the Exchangeable LP Units will be required as shareholders have elected to receive less than the maximum number of available Exchangeable LP Units. The REIT Units will be listed on the TSX under the symbol EXE.UN, and will not be listed on any other exchange.

Extendicare Inc. September 2006	12

Prior to the implementation of the Arrangement, Extendicare and various subsidiaries of Extendicare will carry out certain pre-Arrangement transactions, including:
•	the transfer of 29 assisted living properties that were formerly owned and operated by EHSI to ALC. The facilities were transferred in the third quarter of 2006 at a book value of $84.7 million (US$75.8 million);

•	the transfer by EHSI of the shares of ALC to Extendicare, to take effect November 10, 2006; and

•	the prepayment by EHSI of amounts owing by it under its existing senior credit facility and its senior notes due 2010 and 2014, financed through a collateral mortgaged backed loan and a new revolving line of credit.
In addition to the transfer of the 29 assisted living properties by EHSI to ALC, EHSI also made capital contributions of US$17.3 million to ALC in the 2006 third quarter and subsequently contributed US$56.2 million in October 2006 for a total of $82.1 million (US$73.5 million). These cash contributions were made to fund a captive insurance company, acquire an office building, fund transaction costs of the Reorganization, and settle intercompany balances. In addition, in October US$4.5 million of portfolio investments were contributed to ALC for capital.
Of Extendicare’s $462.1 million carrying value of consolidated net assets at September 30, 2006, approximately $345.8 million (US$309.4 million) represented the net assets of ALC to be distributed, which included $102.0 million (US$91.3 million) of long-term debt.
Extendicare’s long-term debt at September 30, 2006 was $838.4 million. The balance of long-term debt that was retired was $469.4 million (US$420.0 million) and after incurring refinancing and reorganization costs, was replaced with $558.9 million (US$500.0 million) of long-term financing. As well, EHSI currently has approximately $8.9 million (US$8.0 million) drawn on its new credit facility. Upon completion of the distribution of ALC, based on the current debt balances, Extendicare’s long-term debt will be approximately $834.8 million.
ALC operations contributed revenue to Extendicare’s consolidated results for the nine months ended September 30, 2006, of approximately $190.9 million (US$168.6 million), operating and administrative costs of $135.1 million (US$119.3 million), and lease costs of $12.3 million (US$10.9 million).
Also, in connection with the Reorganization, the Company will realize a foreign exchange loss for a portion of the cumulative translation adjustment account pertaining to its net investment in EHSI. Based upon the exchange rate at September 30, 2006, this loss is estimated to be approximately $38.0 million, in connection with the distribution of dividends and repayment of long-term intercompany advances.
New Collateral Mortgage Backed Loan Financing
On October 16, 2006, EHSI completed a US$500.0 million collateral mortgage backed loan (the “CMBS Financing”) and entered into a new US$120.0 million credit facility (the “Credit Facility”).
The CMBS Financing was used to repay all of EHSI’s 9.5% US$150.0 million of outstanding Senior Notes due 2010 (the “2010 Notes”) and all, but US$30,000 of the outstanding 6.875% US$125.0 million Senior Subordinated Notes (the “2014 Notes”) for US$299.6 million, and the US$165.6 million outstanding under the existing term loan and senior credit facility.
The CMBS Financing has a 5-year term, with a fixed interest rate of 6.6525%, with monthly interest only payments for the first three years, and principal repayments for the last two years, based upon a 25-year amortization. The loan is collateralized by a first mortgage on 86 of EHSI’s skilled nursing facilities. The loan requires that EHSI maintain a consolidated leverage ratio (EHSI’s consolidated debt exclusive of any notes owing to Extendicare, to EHSI’s consolidated EBITDA) of less than 5.5 to 1.0; and restricts the outstanding loan balance to 125% of the appraised fair market value of the facilities. EHSI is required to annually fund a capital replacement reserve, plus amounts to cover any significant renovations; with such funds being repaid upon evidence of the work being completed. If an event of default occurs, the lenders may appoint an interim manager and charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the collateral backed loans. As part of the CMBS Financing, EHSI created new wholly owned special purpose bankruptcy remote subsidiaries (SPEs) to hold the real estate assets. EHSI’s operating entities continue to operate the facilities through master and sub-master lease arrangements.

Extendicare Inc. September 2006	13

Transactions costs incurred in the new debt financings (including the new credit facility discussed below) of approximately $17.9 million (US$16.0 million) are to be recorded as deferred financing costs and will be amortized over the term of the debt.
New Credit Facility
EHSI entered into a new Credit Facility that provides up to US$120.0 million. The Credit Facility has a three-year term, no required principal repayments, and floating-rate interest based on a pricing grid. The Credit Facility includes, among other things, the following terms and changes from the former revolving credit facility:
•	the interest rate margins range based upon EHSI’s consolidated leverage ratio. The margin over the Eurodollar rate range from 1.5% to 2.5%, or 0.5% to 1.5% over the base rate, as applicable; and
•	procedures for the exclusion of ALC and its subsidiaries from the covenants upon the distribution of ALC.
The Credit Facility has 23 skilled nursing facilities as specific collateral and is guaranteed by EHI and EHSI’s material domestic subsidiaries, but excluding ALC and its subsidiaries subsequent to the distribution of ALC. The Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors. However, it excludes all skilled nursing facilities and associated personal property and accounts receivable that were mortgaged under the CMBS Financing.
The Credit Facility is used to back letters of credit and for general corporate purposes and requires EHSI to comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.
Interest Rate Lock Agreement
On October 16, 2006, EHSI terminated the Interest Rate Lock Agreement with Lehman Brothers and agreed to fix the interest rate for the CMBS Financing at the then current market rate. EHSI received a refund of US$7.4 million under the Interest Rate Lock Agreement in October 2006 and will record a recovery of the unrealized loss of US$3.0 million in the 2006 fourth quarter.
Termination of Interest Rate Swaps and Caps
On October 17, 2006, EHSI terminated its existing interest rate swaps and caps in conjunction with the repayment of its 2010 Notes and 2014 Notes at a cost of US$13.7 million. A loss of approximately US$7.6 million will be recorded in the 2006 fourth quarter relating to these transactions.
Tender and Prepayment of 2010 Notes and 2014 Notes
On October 6, 2006, in connection with the tender offers and consent solicitations issued on September 22, 2006 for the 2010 Notes and the 2014 Notes, EHSI received the requisite amount of consents from the holders of the notes to amend the indentures governing them, thereby eliminating substantially all of the restrictive covenants governing the notes and certain event of default provisions. As of October 6, 2006, EHSI received 100% of the outstanding 2010 Notes and 99.98% of the outstanding 2014 Notes. The total consideration paid to each note validly tendered was (1) US$1,050.00 for each US$1,000 principal amount of the 2010 Notes, and (2) US$1,072.42 for each US$1,000 principal amount of the 2014 Notes, which was determined by pricing the 2014 Notes using standard market practice to the first call date at the fixed spread of 60 basis points over the bid-side yield on October 5, 2006. The US$299.6 million that EHSI paid on October 16, 2006, for the outstanding 2010 and 2014 Notes was inclusive of the premium/consent fee of $16.6 million and outstanding interest of US$8.1 million.
Costs incurred to retire EHSI’s debt were approximately $34.6 million (US$31.0 million) and will be recognized in the 2006 fourth quarter. They consisted of the premium and consent fee of US$16.6 million, US$11.8 million of unamortized deferred finance costs and unamortized bond discount of the debt retired, and an estimated US$2.6 million of transaction fees.
As a result of the prepayment of its senior notes, EHSI terminated its SEC registration effective October 18, 2006, and will no longer be an SEC reporting filer.

Extendicare Inc. September 2006	14

Foreign Currency Swap Agreement
On October 11, 2006, EHSI entered into a foreign currency swap agreement for a 36-month period commencing on December 5, 2006, which locks in the purchase of Canadian dollars at the fixed all-in exchange rate of 1.1141 for US$4.0 million per month. The objective of the foreign currency swap agreement is to provide a consistent level of payments to Extendicare REIT, subsequent to the completion of the Reorganization.
Stock Option Plan
In accordance with the accelerated vesting and termination of all options outstanding under the Stock Option Plan on October 25, 2006, 1,125 options were cancelled, and 1,050,000 were exercised subsequent to September 30, 2006, leaving no further options outstanding. As a result, the Company received net proceeds of $8.5 million on the issuance of Subordinate Voting Shares from treasury less cash paid on the exercise of tandem SARs and increased share capital by $11.8 million subsequent to September 30, 2006.
Canada Mortgage and Housing Corporation Financing
In October 2006, ECI refinanced a $9.9 million mortgage that had matured, under Canada Mortgage and Housing Corporation (CMHC) financing, for a term of 10 years at a rate of 4.63%, with a 20- year amortization schedule.
In addition, ECI has filed an application with CMHC to obtain mortgage financing for approximately $25.0 million on three of ECI’s nursing homes.

Extendicare Inc. September 2006	15

Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
otherwise noted)	2006	2005	2006	2005	2006	2005	2005	2004

Revenue	487,598	479,059	489,830	509,845	500,657	485,675	488,283	417,390
EBITDA (1)	57,303	60,310	63,868	80,188	62,965	67,732	59,907	55,904

Earnings from continuing health care operations before undernoted (1)	16,073	19,196	19,181	28,521	20,843	21,513	23,673	24,581
Valuation loss (gain) on interest rate lock and caps, net of income tax	70	(968)	215	(708)	(9,361)	89	221	(1,143)
Gain (loss) from restructuring charges, asset impairment, disposals, and other items, net of income tax	(1,228)	127	(4,967)	475	(11,663)	7,474	(1,511)	248
Taxes associated with reorganization/prior year benefit	—	—	(17,126)	—	1,430	—	—	38,968
Share of equity accounted earnings	850	606	1,603	1,683	1,239	764	875	5,256

Earnings (loss) from continuing operations	15,765	18,961	(1,094)	29,971	2,488	29,840	23,258	67,910
Loss from discontinued operations, net of income taxes	(2,047)	(1,028)	(1,264)	(4,960)	(832)	(1,090)	(757)	(9,219)

Net earnings (loss)	13,718	17,933	(2,358)	25,011	1,656	28,750	22,501	58,691

Components of Diluted Earnings (Loss) per Share ($) (2)
Continuing health care operations before undernoted	0.23	0.27	0.28	0.41	0.30	0.31	0.34	0.35
Valuation loss (gain) on interest rate lock and caps	—	(0.01)	—	(0.01)	(0.13)	—	—	(0.01)
Gain (loss) from restructuring charges, asset impairment, disposals, and other items	(0.01)	—	(0.08)	0.01	(0.17)	0.10	(0.02)	(0.01)
Taxes assoc. with reorganization /prior year benefit	—	—	(0.25)	—	0.02	—	—	0.56
Share of equity accounted earnings	0.01	0.01	0.03	0.02	0.01	0.01	0.01	0.07

	0.23	0.27	(0.02)	0.43	0.03	0.42	0.33	0.96

Loss from discontinued operations, net of income taxes	(0.03)	(0.02)	(0.02)	(0.07)	(0.01)	(0.01)	(0.01)	(0.13)

Net earnings (loss)	0.20	0.25	(0.04)	0.36	0.02	0.41	0.32	0.83

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per share prior to the Subordinate Voting Share preferential dividend.

(3)	Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.
Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the Company has excluded the line items “valuation loss (gain) on interest rate lock and caps” and “loss (gain) from restructuring charges, asset impairment, disposals, and other items”. These line items are reported separately because they relate to the change in the fair value of interest rate lock and caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for restructuring costs and ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company

Extendicare Inc. September 2006	16

believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately and excludes them from EBITDA, because such items are transitional in nature and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, and as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and to make financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
The Company has also reported separately significant income tax items that did not relate to income earned in the current period, and has identified them as “taxes associated with reorganization/prior year tax benefit”. In the second quarter of 2006, an income tax provision was recorded with respect to the Reorganization and related primarily to withholding taxes on the Company’s cumulative undistributed share of earnings of EHSI. In the fourth quarter of 2004, a significant income tax recovery was booked related to the tax benefit on a loss that occurred in 1999.
The Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
The following is a reconciliation of earnings from continuing health care operations before income taxes and EBITDA for each of the eight most recently completed quarters.

	First Quarter		Second Quarter			Third Quarter			Fourth Quarter
(millions of dollars)	2006	2005	2006		2005	2006		2005	2005		2004

Earnings (loss) from continuing health care operations before income taxes	22.4	30.1	24.3		45.6	(5.1)		46.1	26.0		34.4
Add (deduct)
Depreciation and amortization	16.9	14.6	16.7		17.9	16.8		17.5	16.6		13.3
Accretion expense	0.3	0.3	0.3		0.3	0.3		0.3	0.3		0.3
Interest, net	15.9	13.9	16.5		16.0	16.1		15.9	13.9		6.3
Valuation loss (gain) on interest rate lock and caps	(0.1)	1.6	(0.4)		1.2	16.6		(0.2)	(0.3)		1.9
Loss (gain) from restructuring charges, asset impairment, disposals and other items	1.9	(0.2)	6.4		(0.8)	18.2		(11.9)	3.3		(0.2)

EBITDA	57.3	60.3	63.9	(2)	80.2	63.0	(2)	67.7	59.9	(2)	55.9	(2)

(1)	Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.

(2)	Does not add due to rounding.

Extendicare Inc. September 2006	17

Impact of Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 72.6% of total revenue in the first nine months of 2006. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in comparison to the first nine month of 2005.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for the nine months ended 2006 and 2005, and its effect on the results for the first nine months of 2006.

Nine Months ended September 30	2006	2005

Average US/Canadian dollar exchange rate	1.1326	1.2240

Effect on Nine Months ended 2006 (millions of dollars)

Revenue	(86.6)
EBITDA	(12.2)
Net earnings	(0.6)

2006 Third Quarter Results

				Change			Change
	Q3	Q3		Q3/06 over		Q2	Q3/06 over
(millions of dollars unless otherwise noted)	2006	2005		Q3/05		2006	Q2/06

Earnings (Loss) from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	2.7	20.3		(17.6)		(4.0)	6.7
Translation to Canadian dollars	0.1	3.9				(0.7)

U.S. operations (C$)	2.8	24.2		(21.4)		(4.7)	7.5
Canadian operations	(1.6)	4.8		(6.4)		2.0	(3.6)

	1.2	29.1	(1)	(27.9	)(1)	(2.7)	3.9
Share of equity accounted earnings	1.2	0.8		0.4		1.6	(0.4)

Earnings (loss) from continuing operations	2.5 (1)	29.8	(1)	(27.3	)(1)	(1.1)	3.6 (1)
Loss from discontinued operations, net of income taxes	(0.8)	(1.1)		0.3		(1.3)	0.5

Net earnings (loss)	1.7	28.8	(1)	(27.1	)(1)	(2.4)	4.1

Diluted Earnings (Loss) per Subordinate Voting Share ($)
Earnings (loss) from continuing operations	0.04	0.44				(0.01)
Net earnings (loss)	0.03	0.42				(0.03)

Average US/Canadian dollar exchange rate	1.1216	1.2016				1.1219

(1)	Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.1216 for the 2006 third quarter, 1.2016 for the 2005 third quarter and 1.1219 for the 2006 second quarter. Net earnings for the 2006 third quarter were unfavourably impacted by $0.2 million as a result of applying the lower 2006 average foreign exchange rate versus the 2005 rate on translation of the U.S. operations.
Extendicare’s earnings from continuing health care operations, excluding restructuring costs and other one-time items, were $20.8 million ($0.30 per diluted share) in the 2006 third quarter compared to $21.5 million ($0.31 per diluted share) in the 2005 third quarter. Restructuring costs and related taxes associated with the Reorganization totalled $15.8 million ($0.23 loss per diluted share) in the 2006 third quarter. As well, other one-time items negatively affected results, which are discussed below. Earnings from continuing operations, after restructuring costs and other one-time items, were $2.5 million ($0.04 per diluted Subordinate Voting Share) compared to earnings of $29.8 million ($0.44 per diluted Subordinate Voting Share) in the 2005 third quarter.
The Company reported an overall loss from restructuring charges, asset impairment, disposals and other items of pre-tax $18.2 million in the 2006 third quarter, of which $13.3 million were costs related to the Reorganization, compared to a gain of $11.9 million in the 2005 third quarter. As well, the Company recorded a pre-tax loss on the valuation of interest rate lock and caps during the 2006 third quarter of $16.6 million, compared to a gain of $0.1 million in the 2005 third quarter.

Extendicare Inc. September 2006	18

In addition, the Company booked a future income tax benefit of $1.4 million in the 2006 third quarter related to EHSI’s investment in ALC. On an after-tax basis these items totalled a loss of $19.6 million ($0.28 loss per diluted share) in the 2006 third quarter, compared to a gain of $7.6 million in the 2005 third quarter ($0.10 per diluted share). The after-tax portion of these items associated with the U.S. operation was a loss of $13.3 million in the 2006 third quarter compared to a gain of $6.6 million in the 2005 third quarter. The amount associated with the Canadian operations was a loss of $6.3 million in the 2006 third quarter compared to a gain of $1.0 million in the 2005 third quarter.
Earnings from continuing U.S. operations were $2.8 million in the 2006 third quarter compared to $24.2 million in the 2005 third quarter, representing a decline of $21.4 million. Excluding an unfavourable $19.9 million variance of the one-time items discussed above attributable to the U.S. operations, earnings were $16.1 million in the 2006 third quarter compared to $17.6 million in the 2005 third quarter, reflecting a decline of $1.5 million. The contribution from newly acquired or constructed facilities and nursing home funding increases was offset by below inflation rate increases, increased costs of care, and lower overall occupancy between quarters. EHSI’s average same-facility Medicaid rates increased only 2.9% in the 2006 third quarter over those of the 2005 third quarter (adjusted for prior period Medicaid settlements and net of higher provider tax costs), while average nursing home wage rates increased 5.3%. The U.S. operations benefited from a lower effective tax rate during the 2006 third quarter as a result of the expiration of certain statutes of limitations for U.S. state tax liabilities, partially offset by the non-renewal for 2006 of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Continuing Canadian operations reported a loss of $1.6 million in the 2006 third quarter compared to earnings of $4.8 million in the 2005 third quarter. Excluding an unfavourable $7.3 million variance of the one-time items discussed above, earnings from Canadian operations were $4.7 million in the 2006 third quarter compared to $3.8 million in the 2005 third quarter, reflecting an improvement of $0.9 million.
In comparison to the 2006 second quarter results, earnings from continuing health care operations were $1.2 million in the 2006 third quarter compared to a loss of $2.7 million in the previous quarter, with the improvement primarily due to lower provisions associated with the Reorganization. The Company reported an overall loss from restructuring charges, asset impairment, disposals and other items of pre-tax $18.2 million in the 2006 third quarter compared to $6.4 million in the 2006 second quarter. As well, the Company recorded a pre-tax loss on the valuation allowance for interest rate lock and caps during the 2006 third quarter of $16.6 million, compared to a gain of $0.4 million in the 2006 second quarter. In addition, the Company booked a future income tax recovery of $1.4 million compared to a provision of $17.1 million in connection with the Reorganization. As a result, on an after-tax basis these items totalled a loss of $19.6 million ($0.28 loss per diluted share) in the 2006 third quarter, compared to a loss of $21.9 million in the 2006 second quarter ($0.33 per diluted share). Excluding these items, earnings from continuing health care operations were $20.8 million ($0.30 per diluted share) compared to $19.2 million ($0.28 per diluted share) in the 2006 second quarter, with the improvement primarily due to a favourable effective tax rate in the 2006 third quarter, partially offset by lower U.S. occupancy. The 2006 third quarter income tax provision was favourably impacted by the expiration of certain statutes of limitations for U.S. tax liabilities of $3.1 million compared to a future income tax recovery recognized in the 2006 second quarter of $0.8 million from a reduction in the Canadian income tax rates.
Discontinued Operations
The loss from discontinued operations was $0.8 million in the 2006 third quarter compared to $1.1 million in the 2005 third quarter. The 2006 third quarter results represented a pre-tax loss from operations of $1.2 million and a pre-tax impairment charge of $0.2 million. In comparison, the 2005 third quarter represented a pre-tax loss from operations of $3.4 million, a pre-tax impairment charge of $2.4 million and a recovery on the disposal of assets of $4.0 million. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the nine months ended September 30, 2006.

Extendicare Inc. September 2006	19

Revenue
Revenue from continuing operations improved by $15.0 million, or 3.1%, to $500.7 million in the 2006 third quarter compared to $485.7 million in the 2005 third quarter. Newly acquired or constructed facilities (including the acquisition of ALC in 2005) generated revenue of $72.9 million in the 2006 third quarter and $59.1 million in the 2005 third quarter, for a net improvement of $13.8 million. The stronger Canadian dollar negatively impacted remaining same-facility revenue by $20.4 million. Excluding these items, revenue improved between periods by $21.6 million.

			Change			Change
	Q3	Q3	Q3/06 over	Change	Q2	Q3/06 over
(millions of dollars unless otherwise noted)	2006	2005	Q3/05	(%)	2006	Q2/06

Revenue
U.S. operations in its functional currency (US$)	323.6	296.0	27.6	9.3	314.9	8.7
Translation to Canadian dollars	39.4	59.5			38.4

U.S. operations (C$)	363.0	355.5	7.5	2.1	353.3	9.7
Canadian operations	137.6	130.2	7.4	5.7	136.5	1.1

	500.7 (1)	485.7	15.0 (1)	3.1 (1)	489.8	10.9 (1)

(1)	Does not add due to rounding.
Revenue – U.S. Operations
Revenue from U.S. operations grew 9.3% in its functional currency to US$323.6 million in the 2006 third quarter from US$296.0 million in the 2005 third quarter. Excluding an improvement of US$15.8 million from newly acquired or constructed facilities, revenue on a same-facility basis improved by US$11.8 million, or 4.8%, primarily due to increases in average rates, partially offset by lower nursing home occupancy and a decline in outpatient therapy revenue due to unfavourable prior period Medicaid settlements.
The following table provides further details of the change in revenue from same-facility U.S. operations.

(US$ millions)

13.6	–	increase in average nursing home rates (Medicare $5.1 million, Medicaid $3.7 million, and private/other $4.8 million)
(3.9)	–	increase (decrease) in nursing home resident census (Medicare $(1.4) million, Medicaid $(1.4) million, and private/other $(1.1) million)
(0.6)	–	decline in outpatient therapy revenue due to unfavourable prior period Medicaid settlements
2.7	–	increase in other revenue, primarily purchasing services

11.8

In comparison to the 2006 second quarter, revenue from U.S. operations grew by US$8.7 million from US$314.9 million. Excluding an improvement of US$4.7 million from newly acquired or constructed facilities, revenue on a same-facility basis improved by US$4.0 million. This improvement was due to: US$3.5 million increase in average rates; an additional day in the quarter of US$2.4 million; and other improvements of US$0.9 million; partially offset by a decline in nursing home census of US$2.0 million (US$2.3 million due to lower Medicare ADC) and US$0.6 million of lower outpatient therapy revenue due to unfavourable prior period Medicaid settlements.

Extendicare Inc. September 2006	20

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

			Change		Change
	Q3	Q3	Q3/06 over	Q2	Q3/06 over
U.S. Nursing Home Operating Statistics	2006	2005	Q3/05 (%)	2006	Q2/06 (%)

Average daily census (same-facility basis)
Medicare	2,181	2,224	(1.9)	2,250	(3.1)
Private/other	1,891	1,957	(3.4)	1,933	(2.2)
Medicaid	8,292	8,399	(1.3)	8,212	1.0

Total	12,364	12,580	(1.7)	12,395	(0.3)

Medicare as a percent of total census (same-facility basis)	17.6	17.7		18.1
Medicaid as a percent of total census (same-facility basis)	67.1	66.8		66.3

Average percentage occupancy (same-facility basis)	90.9	92.7		91.4

Average revenue rate by payor source (US$)(1)
Medicare Part A and B	405.70	378.94	7.1	403.76	0.5
Private/other	225.68	196.97	14.6	218.00	3.5
Medicaid	155.27	148.61	4.5	152.20	2.0
Medicare Part A	368.72	344.51	7.0	369.06	(0.1)

(1)	Excludes prior period settlement adjustments.
EHSI’s average daily Medicare Part A rate increased 7.0% to US$368.72 in the 2006 third quarter from US$344.51 in the 2005 third quarter, of which 3.1% resulted from the October 2005 market basket increase. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006. For further details, refer to “Significant Developments in 2006 – Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, EHSI’s average Medicaid rate increased 4.5% from the 2005 third quarter, and included rate increases related to and offset by higher operating costs for state provider taxes. Average same-facility Medicaid rates, net of the higher state provider taxes, increased 2.9% over the 2005 third quarter. The majority of this increase was reflective of improvements in case mix indices associated with the higher acuity levels of the resident mix, and therefore, state implemented Medicaid rate increases were less than the 2.9% average realized.
Revenue – Canadian Operations
Revenue from Canadian operations grew $7.4 million, or 5.7%, in the 2006 third quarter compared to the 2005 third quarter. Of this improvement, $4.7 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $2.7 million, or 8.5%, due to a 5.8% increase in hours of service and 2.5% increase in average rates.
In comparison to the 2006 second quarter, revenue from Canadian operations improved by $1.1 million. Nursing home revenue was higher by $2.1 million primarily due to the Ontario July 1 increase in accommodation funding of approximately $0.4 million, timing of spending in the flow-through envelopes, and because of the additional day in the quarter. Home health care revenue declined by $1.1 million due to a decrease in hours of service. Home health care hours provided were 1,186.2 in the 2006 third quarter compared to 1,219.3 in the 2006 second quarter, representing a 2.7% overall decrease, and a 3.8% decrease on an average daily basis. Other revenue improved by $0.1 million.
EBITDA
EBITDA declined $4.7 million to $63.0 million in the 2006 third quarter from $67.7 million in the 2005 third quarter, and as a percent of revenue was 12.6% compared to 13.9%. Newly acquired or constructed facilities contributed $14.7 million to EBITDA in the 2006 third quarter and $13.3 million in the 2005 third quarter, while the stronger Canadian dollar negatively impacted the comparison of earnings on a same-facility basis by $2.4 million. Prior to these items, EBITDA was lower by $3.7 million. Same-facility results for the 2006 third quarter were unfavourably impacted by: Medicaid rate increases, net of provider taxes, of 2.9% compared to a 7.6% increase in U.S. wages and benefits; increased provision for bad debts, of which $1.6 million related to two managed facilities; increased costs of care, and lower overall occupancy in the U.S. operations between periods.

Extendicare Inc. September 2006	21

					Change				Change
					Q3/06				Q3/06
	Q3	% of	Q3	% of	over		Change	Q2	over
(millions of dollars unless otherwise noted)	2006	revenue	2005	revenue	Q3/05		(%)	2006	Q2/06

EBITDA
U.S. operations in its functional currency (US$)	44.3	13.7	45.6	15.4	(1.3)		(2.9)	45.9	(1.6)
Translation to Canadian dollars	5.4		9.1					5.6

U.S. operations (C$)	49.7	13.7	54.7	15.4	(5.0)		(9.1)	51.5	(1.8)
Canadian operations	13.3	9.7	13.1	10.0	0.2		1.5	12.3	1.0

	63.0	12.6	67.7 (1)	13.9	(4.7	)(1)	(6.9)	63.9 (1)	(0.9	)(1)

Average US/Canadian dollar exchange rate	1.1216		1.2016					1.1219

(1)	Does not add due to rounding.
EBITDA – U.S. Operations
U.S. EBITDA was US$44.3 million in the 2006 third quarter compared to US$45.6 million in the 2005 third quarter, and as a percent of revenue was 13.7% compared to 15.4%. Excluding the improvement between periods of US$2.0 million attributable to newly acquired or constructed facilities, EBITDA from same-facility operations was US$31.2 million in the 2006 third quarter compared to US$34.5 million in the 2005 third quarter. Improvements in revenue from same-facility operations of US$11.8 million discussed above, offset by higher operating, administrative and lease costs of US$15.1 million, as detailed in the table below, resulted in the decline in EBITDA from same-facility operations of US$3.3 million.

(US$ millions)

11.2	–	increase in labour-related costs of approximately 7.6%, which included average wage rate increase of 5.3% in nursing home operations
1.5	–	increase in provision for bad debts, of which $1.3 million related to two managed homes in Pennsylvania
2.4	–	rise in other costs

15.1

Increases in labour-related costs were primarily driven by enhanced wages and benefits offered to attract and/or retain therapists, as part of management’s strategy to focus on Medicare rehabilitative residents. Labour costs for the U.S. operations in each of the third quarters of 2006 and 2005 represented 70.0% and 71.2% of operating and administrative costs, and represented 59.1% and 58.8% of revenue, respectively.
In comparison to the 2006 second quarter, U.S. EBITDA declined by US$1.6 million from US$45.9 million, and as a percent of revenue declined to 13.7% from 14.6%. This decline was primarily due to lower Medicare census and an increase in the provision for bad debts related to two managed homes in Pennsylvania.
EBITDA – Canadian Operations
EBITDA from Canadian operations was $13.3 million in the 2006 third quarter compared to $13.1 million in the 2005 third quarter. The $7.4 million improvement in revenue was partially offset by higher operating, administrative and lease costs of $7.2 million. Labour costs accounted for $5.7 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, and increased home health care hours of service. In each of the third quarters of 2006 and 2005, labour costs represented 83.0% and 83.2% of operating and administrative costs and 74.5% and 74.3% of revenue, respectively.
In comparison to the 2006 second quarter, EBITDA from Canadian operations improved by $1.0 million from $12.3 million, primarily due to the Ontario July 1 increase in accommodation funding and the additional day in the quarter, partially offset by lower home health care hours of service.
Depreciation, Amortization and Accretion
Depreciation, amortization and accretion costs were lower by $0.6 million in the 2006 third quarter from the 2005 third quarter, primarily due the favourable impact of the stronger Canadian dollar of $1.0 million, partially offset by acquisitions.

Extendicare Inc. September 2006	22

Interest
Net interest costs for the 2006 third quarter were higher by $0.2 million from the 2005 third quarter, primarily due to an increase in the six-month LIBOR, partially offset by a favourable impact of the stronger Canadian dollar of $0.8 million.
Income Taxes
The Company reported a tax recovery of $6.3 million in the 2006 third quarter compared to a provision of $17.0 million in the 2005 third quarter. The effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset impairment, disposals and other items, which included non-deductible items. Excluding these items, the 2006 third quarter effective tax rate would have been 29.9%, compared to 36.8% in the 2005 third quarter. The decrease in the effective tax rate in the 2006 third quarter from the same 2005 quarter was primarily due to the expiration of certain statutes of limitations for U.S. tax liabilities of $3.1 million, partially offset by the non-renewal for 2006 of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $1.2 million in the 2006 third quarter compared to $0.8 million in the 2005 third quarter.
2006 Nine Months ended September 30

	Nine months ended
	September 30
(millions of dollars unless otherwise noted)	2006		2005	Change

Earnings from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	11.9		53.3	(41.4)
Translation to Canadian dollars	1.4		11.7

U.S. operations (C$)	13.3		65.0	(51.7)
Canadian operations	0.2		10.7	(10.5)

	13.5		75.7	(62.2)
Share of equity accounted earnings	3.7		3.1	0.6

Earnings from continuing operations	17.2		78.8	(61.6)
Discontinued operations, net of income taxes	(4.1)		(7.1)	3.0

Net earnings	13.0	(1)	71.7	(58.7	)(1)

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	0.25		1.14
Net earnings	0.19		1.04

Average US/Canadian dollar exchange rate	1.1326		1.2240

(1)	Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.1326 for the first nine months of 2006 and 1.2240 for the same 2005 period. Net earnings for the first nine months of 2006 were negatively impacted by $0.6 million as a result of applying the lower 2006 average foreign exchange rate versus the 2005 rate on translation of the U.S. operations.
Extendicare’s earnings from continuing health care operations, excluding restructuring costs and other one-time items, were $56.1 million ($0.81 per diluted share) in the first nine months of 2006 compared to $69.2 million ($0.99 per diluted share) in the same 2005 period. Restructuring costs and related taxes associated with the Reorganization totalled $39.0 million ($0.57 loss per diluted share) in the first nine months of 2006. As well, other one-time items negatively affected results, which are discussed below. Earnings from continuing operations, after restructuring costs and other one-time items, were $17.2 million ($0.25 per diluted Subordinate Voting Share) for the first nine months of 2006 compared to $78.8 million ($1.14 per diluted Subordinate Voting Share) in the same 2005 period.

Extendicare Inc. September 2006	23

The Company reported an overall loss from restructuring charges, asset impairment, disposals and other items of pre-tax $26.5 million in the first nine months of 2006, of which $20.9 million were costs related to the Reorganization, compared to a gain of $12.9 million in the same 2005 period. As well, the Company recorded a pre-tax loss on the valuation of interest rate lock and caps during the first nine months of 2006 of $16.2 million, compared to a loss of $2.6 million in the same 2005 period. In addition, the Company booked a future income tax provision of $15.7 million in connection with the Reorganization, related primarily to withholding taxes on undistributed earnings of EHSI. On an after-tax basis these items totalled a loss of $42.6 million ($0.62 loss per diluted share) in the first nine months of 2006, compared to a gain of $6.5 million in the same 2005 period ($0.09 per diluted share). The after-tax portion of these items associated with the U.S. operation was a loss of $32.8 million in the first nine months of 2006 compared to a gain of $5.5 million in the same 2005 period. The amount associated with the Canadian operations was a loss of $9.8 million in the first nine months of 2006 compared to a gain of $1.0 million in the same 2005 period. Excluding these items, earnings from consolidated continuing health care operations were $56.1 million ($0.81 per diluted share) in the first nine months of 2006 compared to $69.2 million ($0.99 per diluted share) in the same 2005 period. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, and lower Medicare census.
Earnings from continuing U.S. operations were $13.3 million in the first nine months of 2006 compared to $65.0 million in the same 2005 period. Excluding a $38.3 million unfavourable variance from one-time items discussed above, earnings from U.S. operations were $46.1 million in the first nine months of 2006 compared to $59.5 million in the same 2005 period, reflecting a decline of $13.4 million. Prior period settlement adjustments were lower by $7.7 million, with $2.2 million (US$1.9 million) recorded in the first nine months of 2006 compared to $9.9 million (US$8.1 million) in the same 2005 period. Improvements from newly acquired or constructed facilities, nursing home funding increases and a favourable effective income tax rate, were primarily offset by below inflation rate increases, increased costs of care, and lower overall occupancy between periods. EHSI’s average Medicaid rates on a same-facility basis increased only 1.3% in the first nine months of 2006 compared to the same 2005 period (adjusted for prior period Medicaid settlements and net of the higher provider tax costs), while average nursing home wage rates increased 4.4%. The U.S. operations benefited from a lower effective tax rate during the first nine months of 2006 as a result of the expiration of certain statutes of limitations for U.S. tax liabilities, partially offset by the non-renewal for 2006 of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Earnings from continuing Canadian operations were $0.2 million in the first nine months of 2006 compared to $10.7 million in the same 2005 period. Excluding an unfavourable $10.8 million variance from one-time items discussed above, earnings from Canadian operations were $10.0 million compared to $9.7 million in the first nine months of 2005. As a result of lower enacted future income tax rates, the Canadian operations recorded a future income tax recovery of $0.8 million in the first nine months of 2006. Funding improvements and increased home health care hours of service were offset by enhanced costs of care and higher share-based compensation costs.
Discontinued Operations
The loss from discontinued operations was $4.1 million in the first nine months of 2006 compared to a loss of $7.1 million in the same 2005 period. The 2006 results represented a pre-tax loss from operations of $5.0 million, a pre-tax impairment charge of $3.4 million, and a pre-tax recovery of $1.3 million on the sale of assets. The comparative 2005 results represented a pre-tax loss of $6.2 million, a pre-tax impairment charge of $9.5 million and a pre-tax recovery of $4.0 million on the sale of assets. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the nine months ended September 30, 2006.
Revenue
Revenue from continuing operations improved by $3.5 million to $1,478.1 million in the first nine months of 2006 compared to the same 2005 period. Newly acquired or constructed facilities generated revenue of $204.1 million in the first nine months of 2006 and $154.1 million in the same 2005 period, for a net improvement of $50.0 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $31.7 million, with $2.2 million received in the first nine months of 2006 compared to $33.9 million in the same 2005 period, and the stronger Canadian dollar on remaining same-facility revenue of $69.9 million. Excluding these items, revenue improved between periods by $55.1 million, or 4.3%.

Extendicare Inc. September 2006	24

	Nine months ended
	September 30
(millions of dollars unless otherwise noted)	2006	2005	Change	Change (%)

Revenue
U.S. operations in its functional currency (US$)	947.7	892.4	55.3	6.2
Translation to Canadian dollars	125.7	199.9

U.S. operations (C$)	1,073.4	1,092.3	(18.9)	(1.7)
Canadian operations	404.7	382.3	22.4	5.9

	1,478.1	1,474.6	3.5	0.2

Revenue – U.S. Operations
Revenue from U.S. operations grew 6.2% in its functional currency to US$947.7 million in the first nine months of 2006 compared to the same 2005 period. Excluding a net improvement of US$54.3 million from newly acquired or constructed facilities, and lower prior period settlement adjustments of US$25.7 million, with US$2.0 million received to date in 2006 compared to US$27.7 million in the same 2005 period, revenue on a same-facility basis increased by US$26.7 million.
The following table provides further details on the change in revenue from same-facility U.S. operations.

(US$ millions)

33.5	–	increase in average nursing home rates (Medicare $16.6 million, Medicaid $6.0 million, and private/other $10.9 million)
(14.1)	–	increase (decrease) in nursing home resident census (Medicare $(9.5) million, Medicaid $(2.2) million private/other $(2.4) million)
2.1	–	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services
1.2	–	increase in assisted living revenue, primarily due to higher rates
(0.5)	–	decline in outpatient therapy revenue due to prior period Medicaid settlements
4.5	–	increase in other revenue

26.7
(25.7)	–	lower prior year revenue adjustments ($2.0 million in 2006 compared to $27.7 million in 2005)

1.0

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	Nine months ended
	September 30
U.S. Nursing Home Operating Statistics	2006	2005	Change (%)

Average daily census (same-facility basis)
Medicare	2,255	2,358	(4.4)
Private/other	1,909	1,956	(2.4)
Medicaid	8,266	8,320	(0.6)

Total	12,430	12,634	(1.6)

Medicare as a percent of total census (same-facility basis)	18.1	18.6
Medicaid as a percent of total census (same-facility basis)	66.5	65.9

Average percentage occupancy (same-facility basis)	91.6	92.9

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	402.51	373.74	7.7
Private/other	220.37	197.43	11.6
Medicaid	152.62	148.53	2.8
Medicare Part A	368.30	342.33	7.6

(1)	Excludes prior period settlement adjustments.

Extendicare Inc. September 2006	25

EHSI’s average daily Medicare Part A rate increased 7.6% to US$368.30 in the first nine months of 2006 compared to the same 2005 period, of which 3.1% resulted from the October 2005 market basket increase. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006. For further details, refer to “Significant Developments in 2006 – Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, EHSI’s average Medicaid rate increased 2.8% from the first nine months of 2005, and included rate increases related to and offset by higher operating costs for state provider taxes. On a same-facility basis, net of increases in state provider taxes, the average Medicaid rate increased 1.3% over the first nine months of 2005. The majority of this increase was reflective of improvements in case mix indices associated with the higher acuity levels of the resident mix, and therefore, state implemented Medicaid rate increases were less than the 1.3% average realized.
Revenue – Canadian Operations
Revenue from Canadian operations grew $22.4 million, or 5.9%, in the first nine months of 2006 compared to the same 2005 period. Of this improvement, $14.1 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $9.3 million, or 9.8%, due to a 7.0% increase in hours of service and 2.4% increase in average rates. Other revenue from Canadian operations declined by $1.0 million primarily due to one-time development fees earned in 2005.
EBITDA
EBITDA declined $24.1 million to $184.1 million in the first nine months of 2006 from $208.2 million in the same 2005 period, and as a percent of revenue was 12.5% compared to 14.1%. Newly acquired or constructed facilities contributed $41.3 million to EBITDA in the first nine months of 2006 compared to $33.8 million in the same 2005 period, an improvement of $7.5 million. The comparison of earnings on a same-facility was negatively impacted by lower prior period settlement adjustments of $7.7 million and the impact of a stronger Canadian dollar of $8.6 million. Prior to these items, EBITDA was lower by $15.3 million. Results for 2006 were unfavourably impacted by: same-facility Medicaid rate increases, net of provider taxes, of 1.3% compared to a 6.0% increase in U.S. wages and benefits; increased provision for bad debts, of which $1.6 million related to two managed facilities; higher share-based compensation costs of $1.5 million, increased costs of care, and lower overall occupancy in the U.S. operations between periods.

	Nine months ended September 30
		% of			% of
(millions of dollars unless otherwise noted)	2006	revenue	2005		revenue	Change		Change (%)

EBITDA
U.S. operations in its functional currency (US$)	133.1	14.0	141.2		15.8	(8.1)		(5.7)
Translation to Canadian dollars	17.6	—	31.7		—	—		—

U.S. operations (C$)	150.7	14.0	172.9		15.8	(22.2)		(12.8)
Canadian operations	33.4	8.3	35.4		9.3	(2.0)		(5.6)

	184.1	12.5	208.2	(1)	14.1	(24.1	)(1)	(11.6)

Average US/Canadian dollar exchange rate	1.1326		1.2240

(1)	Does not add due to rounding.

Extendicare Inc. September 2006	26

EBITDA – U.S. Operations
U.S. EBITDA was US$133.1 million in the first nine months of 2006 compared to US$141.2 million in the same 2005 period, and as a percent of revenue was 14.0% compared to 15.8%. Excluding the improvement between periods of US$8.9 million attributable to newly acquired or constructed facilities, EBITDA from same-facility operations was US$96.6 million in the first nine months of 2006 compared to US$113.6 million in the same 2005 period. Improvements in revenue from same-facility operations of US$1.0 million discussed above, offset by higher operating, administrative and lease costs of US$18.0 million, as detailed in the table below, resulted in the decline in EBITDA from same-facility operations of US$17.0 million, of which US$6.1 million was due to lower prior period settlement adjustments.

(US$ millions)

26.6	–	rise in labour-related costs of 6.0%, which included an average wage rate increase of 4.4% in nursing home operations
3.6	–	increase in provision for bad debts, of which $1.3 million related to two managed homes in Pennsylvania
2.0	–	increase in utilities, telephone and travel
1.2		increase in state provider taxes
1.0	–	increase in repairs and maintenance
0.6	–	increase in professional fees
2.6	–	rise in other costs

37.6
(19.6)	–	decline in prior period settlement adjustments for provider tax expense incurred in the first nine months of 2005

18.0

Increases in labour-related costs were primarily driven by enhancements offered to attract and/or retain therapists, as part of management’s strategy to focus on Medicare rehabilitative residents. Labour costs for the U.S. operations in each of the first nine months of 2006 and 2005 represented 70.2% and 69.6% of operating and administrative costs, and represented 59.0% and 57.3% of revenue, respectively. The 2005 percentages were impacted by prior period settlement adjustments increasing both revenue and operating costs, and excluding these, would have been at the same levels as for the 2006 period.
EBITDA – Canadian Operations
EBITDA from Canadian operations was $33.4 million in the first nine months of 2006 compared to $35.4 million in the same 2005 period. The revenue improvement of $22.4 million was offset by higher operating, administrative and lease costs of $24.4 million. Labour costs accounted for $20.3 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, increased home health care hours of service, and $1.0 million of higher share-based compensation costs. For the Canadian operations, labour costs represented 82.7% and 82.6% of operating and administrative costs in each of the first nine months of 2006 and 2005, respectively. As a percent of revenue, labour costs were 75.3% and 74.4%, respectively.
Depreciation, Amortization and Accretion
Depreciation, amortization and accretion costs were up by $0.4 million in the first nine months of 2006 from the same 2005 period. Excluding the impact of a favourable $3.4 million change due to the stronger Canadian dollar, these costs increased $3.8 million between periods primarily due to acquisitions. Amortization of customer relationships totalled $2.5 million in the first nine months of 2006 compared to $2.8 million in the same 2005 period.
Interest
Net interest costs for the first nine months of 2006 were up $2.6 million from the same 2005 period. Excluding the impact of a favourable $2.8 million change due to the stronger Canadian dollar, these costs increased $5.4 million between periods, primarily due to the increase in the six-month LIBOR and the acquisition of ALC.
Income Taxes
The Company reported a tax provision of $28.1 million in the first nine months of 2006 compared to $46.0 million in the same 2005 period. The effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset impairment, disposals and other items, which included non-deductible items, as well as tax provisions to do with the Reorganization. Upon completion of the Reorganization, the earnings of EHSI will be distributed to the Company’s unitholders on an ongoing basis, and will attract withholding taxes, and the difference in EHSI’s carrying value of its

Extendicare Inc. September 2006	27

investment in ALC and its tax basis will be realized. As a result, the Company recorded a future income tax provision of $15.7 million pertaining to these items. Excluding these items, the effective tax rate for the first nine months of 2006 would have been 33.4% compared to 37.9% in the same 2005 period. The 2006 effective tax rate is lower because of a number of items. In June 2006 the Canadian Federal Government enacted a reduction in the general corporate tax rates, which will reduce the Company’s current combined federal/provincial tax rate from 36.12% to: 34.5% in 2008; 34.0% in 2009; and 33.0% in 2010. Accordingly, the Company recorded a future income tax recovery of $0.8 million during the 2006 second quarter to reflect the impact of these rate changes on its future income tax assets and liabilities. In addition, as a result of the expiration of certain statutes of limitations of U.S. tax liabilities, a recovery of $4.2 million was recognized. Excluding these items, the effective tax rate in the first nine months of 2006 would have been 39.4%, which was higher than the effective rate for the first nine months of 2005 primarily due to the non-renewal of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $3.7 million in the first nine months of 2006 compared to $3.1 million in the same 2005 period.
Liquidity and Capital Resources
Sources and Uses of Cash
At September 30, 2006, the Company had cash and cash equivalents of $42.3 million compared with $22.6 million at December 31, 2005.
Cash flow provided by operations was $64.3 million in the first nine months of 2006 compared to $89.1 million in the same prior year period. The $24.8 million decline was primarily due to an increase in accounts receivable in 2006 and a decline in earnings. The increase in accounts receivable was primarily due to a delay in the collection of Medicaid receivables from the States of Pennsylvania and Washington and due to the timing of a Medicare remittance not received until October.
Cash used in investing activities was $84.7 million in the first nine months of 2006 compared to $212.5 million in the same period of 2005, with the change primarily due to acquisitions. Acquisition costs of $39.8 million to date in 2006 related to the purchase of three Kentucky nursing homes for $11.8 million in the 2006 third quarter and $28.1 million for two Pennsylvania nursing homes in the 2006 first quarter, compared to $181.3 million in the first nine months of 2005, which was primarily for the acquisition of ALC. Property and equipment expenditures, excluding acquisitions, were $55.8 million in the first nine months of 2006 compared to $56.8 million in the first nine months of 2005. Of the $55.8 million of expenditures incurred to date in 2006, $13.5 million (US$11.9 million) related to the operations of ALC that are to be distributed. The components of the remaining $42.3 million related to: $19.0 million for construction of new beds or building improvements aimed at potential earnings growth; $22.2 million for facility maintenance capital expenditures; and other one-time costs of $1.1 million for the sprinkler project.
Net proceeds from dispositions of $1.9 million to date in 2006 related to the disposal of two U.S. nursing homes held for sale, one in each of the first and second quarters. Other investment assets generated proceeds of $9.0 million to date in 2006, related to the early settlement of Canadian notes receivable and from the sale of Omnicare shares. The 2005 amount of $14.4 million also included proceeds from the early settlement of notes receivable and disposal of shares of Omnicare, as well as other miscellaneous asset disposals.
Financing activities provided cash of $40.3 million in the first nine months of 2006 compared to $31.3 million in the first nine months of 2005. EHSI drew on its revolving line of credit to fund acquisitions in 2006, and had a balance of $70.4 million (US$63.0 million) drawn at the end of September 2006. Financing costs of $21.2 million incurred in the third quarter of 2006 related to the deposit for the Interest Rate Lock Agreement entered into in connection with the CMBS Financing. The financing activity in 2005 related primarily to the acquisition of ALC.

Extendicare Inc. September 2006	28

Capital Structure

	Sept. 30	Dec. 31
(millions of dollars unless otherwise noted)	2006	2005

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	298.9	292.0
Preferred shares	—	16.9

	298.9	308.9

Retained earnings
Balance at beginning of period, as previously reported	213.8	151.9
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 2)	(11.8)	(10.9)

Restated balance	202.0	141.0
Earnings for the period	13.0	94.2
Purchase of shares in excess of book value	(3.4)	(20.0)
Dividends	(6.8)	(13.2)

	204.8	202.0

Foreign currency translation adjustment account	(41.6)	(24.4)

Shareholders’ equity	462.1	486.5

Long-term debt, including current portion	838.4	796.4
Long-term debt to equity (ratio)	1.81:1	1.64:1
Subordinate Voting Shares (number at period end)	56,588,770	56,018,395
Multiple Voting Shares (number at period end)	11,778,433	11,791,433
US/Canadian dollar exchange rate (at period end)	1.1177	1.1630

(1)	Does not add due to rounding.

		October 31, 2006
	TSX	Number of Shares	Closing Market
Share Information	Stock Symbol	Outstanding	Value(1)

Subordinate Voting Shares	EXE.A	57,543,165	$25.30
Multiple Voting Shares	EXE	11,778,433	27.05

(1)	Per the Toronto Stock Exchange.
Effective May 29, 2006, Extendicare’s trading symbols for its two classes of common stock listed on the TSX changed. The symbol for the Company’s Multiple Voting Shares changed from EXE.MV to EXE. The symbol for the Subordinate Voting Shares changed from EXE.SV to EXE.A, on both the TSX and the NYSE.
Refer to “Significant Developments in 2006 – Corporate Reorganization” concerning changes in the share capital as a result of the Reorganization. Immediately following completion of the Reorganization, approximately 59.2 million REIT Units and 11.0 million Exchangeable LP Units will be issued and outstanding. No pro ration of the Exchangeable LP Units will be required as shareholders have elected to receive less than the maximum number of available Exchangeable LP Units. The REIT Units will be listed on the TSX under the symbol EXE.UN, and will not be listed on any other exchange.
The closing rates used to translate assets and liabilities of the U.S. operations were 1.1177 at September 30, 2006, and 1.1630 at December 31, 2005. As a result of the stronger Canadian dollar at the end of September 2006, the assets of the Company’s U.S. operations declined by approximately $50.7 million and the liabilities declined by approximately $33.5 million, with the net change resulting in a decrease in the foreign currency translation adjustment account of $17.2 million.
In connection with the Reorganization, the Company will realize a foreign exchange loss for a portion of the cumulative translation adjustment account pertaining to its net investment in EHSI. Based upon the exchange rate at September 30, 2006, this loss is estimated to be approximately $38.0 million, in connection with the distribution of dividends and repayment of long-term intercompany advances.

Extendicare Inc. September 2006	29

Long-term Debt
Long-term debt, including the portion due within one year, increased $42.0 million to $838.4 million at the end of September 2006, compared to $796.4 million at December 31, 2005. The Company drew $71.3 million (US$63.0 million) on its U.S. line of credit, which was partially offset by scheduled debt repayments totalling $7.8 million and a decline of $21.5 million because of the change in the foreign exchange rate on translation of U.S. borrowings.
After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at September 30, 2006, was approximately 8.4% compared to 8.1% at December 31, 2005. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 44.0% of the long-term debt was effectively at fixed rates at the end of September 2006, compared to 47.8% at the end of 2005.
At September 30, 2006, certain of EHSI’s long-term debt instruments were secured by assets of, and had restrictive covenants that applied to EHSI, ALC and ALC’s restricted subsidiaries. Certain long-term debt instruments of ALC’s other, or unrestricted, subsidiaries were secured by, and had restrictive covenants that applied only to ALC’s unrestricted subsidiaries. EHSI and ALC were in compliance with all of their respective financial covenants as of September 30, 2006.
Refer to “Significant Developments in 2006 – Subsequent Events”, concerning EHSI’s entering into a new US$120.0 million senior secured revolving credit facility, the tender offer and prepayment of its 2010 Notes and 2014 Notes, the prepayment of the term loan and former revolving credit facility, and the completion of US$500.0 million of CMBS financing, at a five-year fixed interest rate of 6.6525%. Proceeds of the new debt were used to retire existing debt, cover prepayment penalties, terminate interest rate lock, swap and cap agreements, and cover related transaction costs.
Extendicare’s long-term debt at September 30, 2006 was $838.4 million. The balance of long-term debt that was retired was $469.4 million (US$420.0 million) and after incurring refinancing and reorganization costs, was replaced with $558.9 million (US$500.0 million) of CMBS financing. As well, EHSI currently has approximately $8.9 million (US$8.0 million) drawn on its Credit Facility. The amount of long-term debt attributable to ALC was $102.0 million (US$91.3 million) at September 30. Upon completion of the Reorganization, based on the current debt balances, Extendicare’s long-term debt will be approximately $834.8 million.
Interest Rate Swap, Cap and Lock Arrangements
To hedge its exposure to fluctuations in the market value, EHSI had two interest rate swap and two interest rate cap agreements relating to its 2010 Notes and 2014 Notes, for a notional US$275.0 million. The interest rate swap arrangements were designated as highly effective fair value hedges, and as a result, changes in market value of the swaps were offset by changes in market value of the hedged debt instruments. Increases in interest expense were limited by interest rate caps that reimbursed EHSI to the extent that the six-month LIBOR exceeded 7%. Neither of the cap arrangements qualifies as a hedging instrument under GAAP and therefore, changes in market value are recorded in earnings.
As of September 30, 2006, the fair value of the cap for a notional US$150.0 million, expiring in 2010, was an asset of $0.2 million (US$0.2 million), and the fair value of the cap for a notional US$125.0 million, expiring in 2014, was a liability of $6.0 million (US$5.4 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. In the first nine months of 2006, market changes relating to these factors resulted in a decrease in the value of EHSI’s interest rate caps and a valuation loss of $1.0 million (US$0.9 million), compared to a loss of $2.6 million (US$2.1 million) in the first nine months of 2005.
As of September 30, 2006, the fair value of the interest rate swaps designated as fair value hedges was a liability of $6.7 million (US$6.0 million) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts.
On July 17, 2006, EHSI entered into an Interest Rate Lock Agreement under which it locked in the treasury rate and the swap spread to be used to determine the interest rate on up to US$600 million of proposed CMBS financing. The purpose of the Interest Rate Lock Agreement was to serve as a hedge relating to the forecasted interest payments under the proposed CMBS financing, but EHSI did not designate the Interest Rate Lock Agreement as a hedging instrument for accounting purposes. The market value of this derivative increased if market interest rates increased and the market value decreased if market interest rates decreased. Due to declines in market interest rates, the market value of the Interest Rate Lock Agreement decreased by $15.2 million (US$13.6 million) during the 2006 third quarter, resulting in a charge to

Extendicare Inc. September 2006	30

earnings. EHSI had made deposits of US$18.0 million under the Interest Rate Lock Agreement, and the $4.9 million (US$4.4 million) market value at September 30, 2006 was reflected as a prepaid expense in current assets.
On October 17, 2006, EHSI terminated all existing interest rate swaps and caps in conjunction with the repayment of its 2010 Notes and 2014 Notes. On that date, payments of US$13.7 million were made to the counterparties to terminate the swaps and caps, and a loss of approximately US$7.6 million will be recorded in the 2006 fourth quarter relating to these transactions.
On October 16, 2006, EHSI terminated the Interest Rate Lock Arrangement and received a refund of US$7.4 million on its US$18.0 million deposit. As a result, EHSI will record in the 2006 fourth quarter a US$3.0 million recovery of the previously recorded US$13.6 million valuation loss.
Preferred Share Redemption and Purchase Obligation
Pursuant to the share provisions, on September 6, 2006, the Company issued a notice of redemption to redeem all of its issued and outstanding preferred shares for proceeds of $25.00 per share and accrued and unpaid dividends, for a total of $20.2 million. As at September 30, 2006, the Company reflected the $20.2 million in accounts payable, representing its $16.8 million carrying value of preferred shares, accrued and unpaid dividends of $0.2 million, and $3.2 million being the excess of the redemption price over the carrying value of its Class II, Preferred Shares, Series 1. On October 12, 2006, the Company deposited with its transfer agent, Computershare Trust Company of Canada, the redemption proceeds. The effective date of the redemption was October 13, 2006, following which any amounts that remain unclaimed for a period of six years shall be forfeited to Extendicare.
The following provides the redemption price details per share.

Preferred	Former	Redemption	Paid-up
Shares	Ticker Symbol	Price	Capital

Class I, Series 2	EXE.PR.B	$25.1646	$25.00
Class I, Series 3	EXE.PR.C	$25.1138	$25.00
Class I, Series 4	EXE.PR.D	$25.1669	$25.00
Class II, Series 1	EXE.PR.E	$25.2430	$16.50

In addition, prior to the above full redemption, the Company was obliged to make its best efforts to acquire 71,637 of its Class I Preferred Shares, Series 2 annually on the open market. During the first nine months of 2006 the Company acquired 5,700 Class I Preferred Shares, Series 2 at a cost of $142,000.
Normal Course Issuer Bid
The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 9,660,000 Multiple Voting Shares and Subordinate Voting Shares at a cost of $66.8 million, or an average cost of $6.92 per share. During the first nine months of 2006 the Company acquired 13,000 Multiple Voting Shares at a cost of $234,000, or an average cost of $17.99 per share.
Stock Option Plan
In August 2006, pursuant to the terms of the Stock Option Plan, the Board of Directors approved the accelerated vesting of all options under the Stock Option Plan, and any options that remained unexercised after October 25, 2006 were cancelled. This enabled all optionholders to exercise their outstanding options prior to the completion of the Reorganization. The Stock Option Plan will be terminated with the closing of the Reorganization, and a new incentive plan is expected, which may include a cash bonus plan, a performance based incentive plan and a REIT Unit plan. Such incentive plans will be established with a view to enhancing the performance of Extendicare REIT and to align the interests of employees, officers and Trustees of Extendicare REIT and its group of companies, with the interests of unitholders, as well as to encourage participants in the plans to remain within the group and to attract new employees.
In June 2006, with the approval of its shareholders and the TSX, the Company increased its Subordinate Voting Shares held for reserve under the “Stock Option Plan” by 3,400,000. As of September 30, 2006, the Company had 5,729,100 Subordinate Voting Shares reserved under its Stock Option Plan, of which 1,051,125 Subordinate Voting Shares were granted, with a weighted average exercise price of $10.21. During the first nine months of 2006 there were no options granted, 62,125 options were cancelled, and 755,125 were exercised. Subsequent to September 30, 2006, 1,125 options

Extendicare Inc. September 2006	31

were cancelled, and 1,050,000 were exercised, leaving no further options outstanding. As a result, the Company received net proceeds of $8.5 million on the issuance of Subordinate Voting Shares from treasury less cash paid on the exercise of tandem SARs and increased share capital by $11.8 million subsequent to September 30, 2006.
Future Liquidity and Capital Resources
Management believes that cash from operations and from anticipated growth, together with available bank credit facilities, will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At September 30, 2006, EHSI had US$32.8 million available under its former credit facility and cash on hand of US$14.3 million, and Extendicare’s Canadian operations had cash and available bank lines totalling $31.2 million. The Canadian operations have outstanding letters of credit of $44.5 million at the end of September 2006, to secure pension obligations. As of the date of this report, EHSI’s new Credit Facility of US$120.0 million had US$8.0 million drawn and US$17.7 million securing letters of credit.
The Company will incur certain charges as a result of the Reorganization, including financing costs and income taxes resulting from the distribution of ALC. The Company believes that the successful debt refinancing completed in October, along with future debt refinancing and its cash flows from operations together with other available sources of liquidity will be sufficient for the foreseeable future to fund operations, anticipated capital expenditures, service debt obligations and pay unitholder distributions after the completion of the Reorganization.
The most significant cost of the Reorganization will be the tax incurred on the distribution of ALC, which will be due in March 2007, and is anticipated to be financed with availability under the new Credit Facility and through additional U.S. mortgage financing. In its management proxy circular, the Company had estimated the tax would be US$123.6 million, based on a trading value of US$8.00 per ALC Class A Share. Each US$1 per share change represents about US$30 million of tax. The ALC Class A Shares began trading in the “when issued” market on October 26, 2006, and to date had a weighted average trading price of US$8.50 per share. However, Extendicare believes the final determination of the tax will be based on the weighted average of the first day’s trading on November 10, 2006.
In 2005 the Company’s Board of Directors implemented the first quarterly dividend on its common shares since 1991. Beginning with the May 16, 2005 payment, the Company has paid common share dividends on a quarterly basis of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. The last such dividend was declared in October, and paid on October 27, 2006.
Following completion of the Reorganization, it is anticipated that annual distributions to Extendicare REIT unitholders will be $1.11 per unit, with the first such distribution, representing two months worth, to be paid on January 15, 2007. Based on the initial number of REIT Units and Exchangeable LP Units to be issued, this approximates $77.9 million annually. Determinations as to the amounts actually distributable will be made in the sole discretion of the REIT Trustees.
In October 2006, Extendicare entered into a foreign currency swap agreement for a 36-month period commencing in December 2006, to fix the Canadian dollar exchange rate on US$4.0 million per month at 1.1141, in order to minimize the impact of changes in the U.S./Canadian dollar exchange rate on the Company’s funds available for distribution from its U.S. operations.
As of September 30, 2006, EHSI had three construction projects in progress to complete an 89-bed nursing facility and two additions for 43 assisted living units. The total estimated cost of these projects is US$15.3 million, of which approximately US$2.1 million has been incurred through to September 30, 2006, and purchase commitments of $2.5 million (US$2.2 million) are outstanding. The assisted living projects are those of ALC.
In addition, EHSI had other capital expenditure purchase commitments of $16.0 million (US$14.3 million) and ECI had commitments totalling $0.4 million outstanding at the end of September 2006.

Extendicare Inc. September 2006	32

Contractual Obligations
The table below provides aggregated information about the Company’s contractual obligations at September 30, 2006, excluding self-insured liabilities, pension and other retirement benefit obligations.

		To the end	2007 –	2009 –	After
(millions of dollars)	Total	of 2006	2008	2010	2010

Canadian Operations
Long-term debt	130.1	1.0	19.6	15.8	93.7
Capital lease obligations	267.7	3.4	25.9	25.9	212.5
Operating lease obligations	5.3	0.4	2.4	1.7	0.8
Purchase obligations	0.4	0.4	—	—	—
United States Operations
Long-term debt	563.1	1.4	37.8	263.0	260.9
Capital lease obligations	15.9	0.3	2.7	12.9	—
Operating lease obligations	165.8	5.8	43.8	43.3	72.9
Purchase obligations	18.4	17.3	1.1	—	—

The table above does not include conditional asset retirement obligations totalling $20.4 million as of September 30, 2006, due to the uncertainty as to the timing of payments to be made under these obligations.
In addition to the operating lease amounts identified in the above table, EHSI has made guarantees to Triple S Investment Company (Triple S), for the payment of operating leases by Senior Health Properties – Texas, Inc. (Senior Health –Texas). EHSI leases twelve nursing properties from Triple S that are subleased to Senior Health – Texas. Under the terms of the lease with Triple S, EHSI remains responsible for lease payments and other obligations as defined in the lease agreement. Pursuant to the Triple S lease, EHSI is liable to Triple S should there be any default in the payment of rent by Senior Health – Texas. Senior Health – Texas continues to be current in the payment of lease amounts on both EHSI’s owned and Triple S subleased properties.
The remaining lease commitment to Triple S is US$0.5 million in 2006 and US$0.4 million for the first two months of 2007. Effective March 1, 2007, and thereafter, the lease payments are to be adjusted to an amount, subject to negotiation, to provide Triple S with the fair market value of the rental payments for the properties. The lease payments commencing in March 2007 will apply for the balance of the term of the lease that expires on February 28, 2012.
Accrual for Self-insured Liabilities
At September 30, 2006, the Company’s accrual for self-insured general and professional liabilities was $60.4 million compared to $66.7 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $3.8 million in the first nine months of 2006, and the change in the foreign exchange rate accounted for the remaining decline of $2.5 million. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first nine months of 2006 and 2005 for potential general and professional liability claims were $8.8 million and $10.7 million, respectively. Payments for self-insured liabilities during the first nine months of 2006 and 2005 were $12.6 million and $14.2 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its ceased operations, for which provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these ceased operations. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an interim independent actuarial review as part of its 2006 third quarter financial reporting process, which confirmed the adequacy of the balance of the reserves for resident care liability claims as at September 30, 2006, and resulted in the release of $1.1 million (US$1.0 million) of reserves during the 2006 third quarter. This had also been the case in the 2005 third quarter, in which an interim actuarial review resulted in the release of US$1.0 million of reserves, and a further US$3.5 million was released in the 2005 fourth quarter based on a year-end independent actuarial review. The Company estimates that $19.6 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore estimates could change in the future. Management believes the Company has provided sufficient reserves as of September 30, 2006, for estimated costs of self-insured liabilities.

Extendicare Inc. September 2006	33

The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $44.5 million at the end of September 2006, compared to $49.0 million at the end of December 2005. Most of the risks that the Company self-insures are long-term in nature and accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Off-balance Sheet Arrangements
The Company had two interest rate swap arrangements at the end of September 2006, as discussed under the section “Liquidity and Capital Resources – Capital Structure – Interest Rate Swap, Cap and Lock Arrangements”. As of September 30, 2006, the fair value of the interest rate swaps designated as fair value hedges was a liability of $6.7 million (US$6.0 million) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts.
Update on Risks and Uncertainties
Readers should refer to the MD&A of the Company’s 2005 Annual Report for a full discussion of the Company’s Risks and Uncertainties. To the extent there have been significant changes in the risks and uncertainties facing the Company since that report was filed, they are discussed below.
Ontario Government Long-Term Care Homes Act, 2006
As previously noted, the Ontario government introduced new long-term care homes legislation (the “2006 LTC Act”) that, if passed, would consolidate three pieces of legislation currently governing long-term care facilities in the province. The Government has indicated that it intends for the 2006 LTC Act to become law by the end of 2006 or early 2007. Proposals under the 2006 LTC Act include: new licensing procedures based on more rigorous standards for license review; the granting of licenses for fixed-terms of up to 25 years, depending on bed classifications (a license can be revoked in cases of non-compliance of the rules/legislation); more onerous duties imposed on nursing home operators; unannounced annual inspections and a more comprehensive enforcement regime. Nursing home operators will be given three years notice before the end of the term of a license as to whether a new license will be issued.
U.S./Canadian Exchange Rate Fluctuations
The majority of Extendicare’s operations are conducted in the United States through self-sustaining operations, which accounted for approximately 73% of total revenue for the nine months ended September 30, 2006, and following the distribution of ALC, would have accounted for 69% of total revenue. The Company is therefore subject to foreign currency fluctuations which could adversely impact its financial position and operating results. As well, upon completion of the conversion to a REIT, changes in the currency exchange rates could adversely affect the cash distributions to unitholders. In anticipation of completion of the Reorganization, EHSI entered into a foreign currency swap agreement in October 2006 for a 36-month period commencing on December 5, 2006. EHSI has locked in the purchase of Canadian dollars at the fixed all-in exchange rate of 1.1141 for US$4.0 million per month. The objective of the foreign currency swap agreement is to provide a consistent level of payments to Extendicare REIT, subsequent to the completion of the Reorganization.
Risks Associated with the Distribution of ALC and Conversion to a REIT
The following are certain risk factors relating to the distribution of ALC and conversion to a REIT. These risks and uncertainties are based upon those that are identifiable. There could be additional risks and uncertainties not currently known to the Company or are currently viewed as immaterial, but may also impair the future operations of the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company could be materially adversely affected.
Indemnification Obligations between ALC and Extendicare
In connection with the distribution of ALC, Extendicare and ALC have entered into a Separation Agreement, a Tax Allocation Agreement, a number of transitional services agreements, and a number of operating lease and purchase agreements relating to the transfer of EHSI assisted living facilities to ALC.

Extendicare Inc. September 2006	34

Pursuant to the Separation Agreement, ALC will indemnify, defend and hold harmless and will pay or reimburse Extendicare, each of its affiliates, including any of its direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	ALC’s assisted living care business, any assets transferred to ALC by Extendicare, or any of the liabilities that ALC assumes as part of the separation, other than any pre-transfer liabilities related to the 29 assisted living facilities being transferred by EHSI to ALC as part of the Reorganization;
•	any untrue or allegedly untrue statement of a material fact contained in any filing ALC makes with the United States Securities and Exchange Commission (SEC) or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and relating to information, statements, facts or omissions relating to ALC, its subsidiaries or its business;
•	the breach by ALC or its subsidiaries of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by ALC or its subsidiaries after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions;
•	EHSI being a party to ALC master leases (the “Master Leases”) with LTC Properties, Inc. which cover 37 of ALC’s properties other than losses resulting from provisions applicable to EHSI thereunder; and
•	EHSI being a guarantor of ALC’s obligations under the Master Leases.
Extendicare will indemnify, hold harmless and defend and will pay or reimburse ALC, each of its affiliates, including any direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	those assets and liabilities that are not transferred to ALC as part of the separation, whether such losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after ALC’s separation from Extendicare;
•	any pre-transfer liabilities related to the 29 assisted living facilities being transferred by EHSI to ALC ;
•	provisions applicable to EHSI under the Master Leases;
•	any untrue or allegedly untrue statement of a material fact contained in any filing Extendicare makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and relating to information, statements, facts or omissions not relating to ALC, its subsidiaries or its business; and
•	the breach by Extendicare or any of its affiliates (other than ALC or its subsidiaries) of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by it after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions.
The Separation Agreement will also specify the procedures and limitations with respect to claims subject to indemnification and will provide for contribution in the event that indemnification is not available or insufficient to hold harmless an indemnified party.
The indemnification obligations of ALC and Extendicare under the Separation Agreement could be significant. Extendicare can not determine whether it will have to indemnify ALC for any substantial obligations after the distribution of ALC. Extendicare also can not assure that if ALC has to indemnify Extendicare for any substantial obligations, ALC will be able to satisfy those obligations.
Tax Payable on Distribution of ALC by the Company
Extendicare and its affiliates will be subject to U.S. income tax in connection with the Reorganization, including withholding tax on certain distributions from the U.S. to Canada by Extendicare’s U.S. subsidiaries. Extendicare believes the final determination of the capital gains tax on the distribution of ALC will be based on the weighted average trading price of the ALC Class A Shares on its first day of trading on November 10, 2006. The Internal Revenue Service is not obliged to accept Extendicare’s methodology for determining the fair market value of ALC. Extendicare can not predict the price at which ALC Class A Shares will trade and also can not predict the amount of U.S. income tax that will be imposed on the Company and its affiliates in connection with the distribution of ALC.

Extendicare Inc. September 2006	35

Proposed Canadian Federal Income Tax on Income Trusts
As previously noted, the Minister of Finance announced the Tax Fairness Plan for Canadians, which included Proposals to tax income received by income trusts at corporate rates and to treat distributions of such income as taxable dividends in the hands of unitholders. Under the technical provisions of the Proposals as announced, the Extendicare REIT will not be eligible for the four-year deferral nor will it qualify as an exempt REIT. Although Extendicare intends to make submissions to the Department of Finance that the Extendicare REIT should be exempted from the Proposals, there can be no assurance that the Proposals will be amended so that the Extendicare REIT qualifies as an exempt REIT.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2006 period. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2006 period, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this report was being prepared.
Changes in Internal Control
There was no change in the Company’s internal control over financial reporting that occurred during the 2006 period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Changes in Accounting Policies
The Company’s significant accounting policies are set out in note 1 of the audited consolidated financial statements of the Company’s 2005 Annual Report. During 2006 the Company adopted the following new accounting policy as a result of new accounting standards, which is more fully described in note 2 of the unaudited consolidated financial statements for the nine months ended September 30, 2006.
Conditional Asset Retirement Obligations
On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. The Company has chosen early adoption of this policy effective January 1, 2006, as permitted.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: long-term accrued liabilities increased $20.0 million (2004 – $19.1 million); property and equipment, net of accumulated depreciation, increased $2.4 million (2004 – $2.6 million); long-term future tax assets increased $6.8 million (2004 – $6.4 million); foreign currency translation adjustment credit increased $1.0 million (2004 – $0.8 million); and retained earnings decreased $11.8 million (2004 – $10.9 million).

Extendicare Inc. September 2006	36

The impact to pre-tax earnings for the year ending December 31, 2005, was $1.5 million, representing accretion expense for the asset retirement obligation of $1.4 million and depreciation expense for property and equipment of $0.1 million. On an after-tax basis, the charge to net earnings was $0.9 million.
The impact to pre-tax earnings for the first nine months of 2006 was $1.1 million (2005 – $1.1 million), representing accretion expense for the asset retirement obligation of $1.0 million (2005 – $1.0 million) and depreciation expense for property and equipment of $0.1 million (2005 – $0.1 million). On an after-tax basis, the charge to net earnings was $0.7 million (2005 – $0.7 million). After recording the change in the first nine months of 2006 for accretion and depreciation, the balance sheet values at September 30, 2006, related to conditional asset retirement obligations were as follows: long-term accrued liabilities of $20.4 million; property and equipment, net of accumulated depreciation, of $2.2 million; long-term future tax assets of $7.1 million; foreign currency translation adjustment credit of $1.3 million; and a reduction to retained earnings of $12.4 million.
New Accounting Policies
The following are new accounting policies that have been issued, and will impact the Company at a future date.
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting rules that are summarized below, and which will be effective for the Company on January 1, 2007. Early adoption will be permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004 and in which interim financial statements have not been issued. In addition, CICA Handbook Section 1530 “Comprehensive Income” and Handbook Section 3865 “Hedges” must be adopted at the same time.
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values will be recognized in opening equity and results for prior periods will not be restated. Unrealized gains and losses on financial assets that are held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded as other comprehensive income and will form part of shareholders’ equity. The impact of implementing these new standards is not yet determinable, as they will be dependent on the fair values of the financial instruments in the future.
Additional Information
Additional information about Extendicare, including the Company’s Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available upon request to the Corporate Secretary.

Extendicare Inc. September 2006	37

FORWARD-LOOKING STATEMENTS
Information provided by the Company from time to time, including this Report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from the planned Reorganization; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

Extendicare Inc. September 2006	38

EXTENDICARE INC.
Consolidated Statements of Earnings
(unaudited)

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2006	2005	2006	2005
		(restated note 1)		(restated note 1)
Revenue
Nursing and assisted living centres
United States	350,795	344,097	1,036,246	1,057,234
Canada	101,313	96,555	295,686	281,609
Outpatient therapy – U.S.	2,525	3,467	9,025	10,422
Home health – Canada	34,474	31,787	103,476	94,210
Other	11,550	9,769	33,652	31,104

	500,657	485,675	1,478,085	1,474,579
Operating and administrative costs	430,191	410,013	1,271,381	1,243,737

Earnings before undernoted	70,466	75,662	206,704	230,842
Lease costs	7,501	7,930	22,568	22,612
Depreciation and amortization	16,834	17,470	50,437	50,001
Accretion expense (note 2)	335	335	1,013	1,018
Interest, net	16,061	15,876	48,433	45,787
Valuation loss (gain) on interest rate lock and caps (note 9)	16,627	(146)	16,165	2,599
Loss (gain) from restructuring charges, asset impairment, disposals and other items (note 4)	18,172	(11,918)	26,518	(12,911)

Earnings (loss) from continuing health care operations before income taxes	(5,064)	46,115	41,570	121,736

Income taxes
Current	2,332	16,641	23,197	40,619
Future (reduction) (note 10)	(8,645)	398	4,906	5,398

	(6,313)	17,039	28,103	46,017

Earnings from continuing health care operations	1,249	29,076	13,467	75,719
Share of equity accounted earnings	1,239	764	3,692	3,053

Earnings from continuing operations	2,488	29,840	17,159	78,772
Loss from discontinued operations, net of income taxes (note 5)	(832)	(1,090)	(4,143)	(7,078)

Net earnings	1,656	28,750	13,016	71,694

Earnings per Subordinate Voting Share
Basic
Earnings from continuing operations	0.04	0.44	0.25	1.15
Net earnings	0.03	0.42	0.19	1.05
Diluted
Earnings from continuing operations	0.04	0.44	0.25	1.14
Net earnings	0.03	0.42	0.19	1.04
Earnings per Multiple Voting Share
Basic
Earnings from continuing operations	0.01	0.41	0.18	1.07
Net earnings	0.00	0.39	0.12	0.97
Diluted
Earnings from continuing operations	0.01	0.41	0.18	1.06
Net earnings	0.00	0.39	0.12	0.96

Extendicare Inc. September 2006	39

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30
	2006	2005	2006	2005
		(restated note 1)		(restated note 1)
Cash provided by (used in) operations
Net earnings	1,656	28,750	13,016	71,694
Adjustments for:
Depreciation and amortization	16,829	17,871	50,573	51,568
Provision for self-insured liabilities	2,453	2,951	8,820	10,694
Payments for self-insured liabilities	(2,680)	(4,199)	(12,573)	(14,164)
Future income taxes	(10,245)	(1,628)	1,995	382
Valuation loss (gain) on interest rate lock and caps (note 9)	16,627	(146)	16,165	2,599
Loss (gain) from restructuring charges, asset impairment, disposals and other items (note 4)	18,405	(13,478)	28,562	(7,402)
Undistributed share of earnings from equity investments	(1,239)	(764)	(3,692)	(3,053)
Other	533	118	925	541

	42,339	29,475	103,791	112,859
Net change in operating assets and liabilities
Accounts receivable	(18,382)	12,569	(40,560)	(23,083)
Inventories, supplies and prepaid expenses	624	1,948	(3,969)	(5,647)
Accounts payable and accrued liabilities	111	(12,277)	15,393	3,774
Income taxes	(8,077)	6,053	(10,366)	1,188

	16,615	37,768	64,289	89,091

Cash provided by (used in) investment activities
Property and equipment	(23,490)	(20,577)	(55,804)	(56,777)
Acquisitions, net of cash acquired (note 3)	(11,769)	—	(39,842)	(181,315)
Net proceeds from dispositions (note 5)	—	11,175	1,944	11,175
Other assets	480	10,085	8,987	14,420

	(34,779)	683	(84,715)	(212,497)

Cash provided by (used in) financing activities
Issue (repayment) on line of credit	52,005	(75,797)	71,354	1,204
Repayment of long-term debt	(2,490)	(45,541)	(7,444)	(73,393)
Issue of long-term debt	—	103,544	—	103,544
Decrease (increase) in investments held for self-insured liabilities	(1,711)	540	3,228	8,426
Purchase of shares for cancellation	(30)	(132)	(376)	(11,717)
Financing costs	(21,205)	(1,156)	(21,205)	(1,310)
Dividends paid	(3,281)	(3,304)	(9,870)	(6,798)
Other	4,280	6,053	4,648	11,387

	27,568	(15,793)	40,335	31,343

Foreign exchange loss on cash held in foreign currency	(47)	(1,739)	(241)	(834)

Increase (decrease) in cash and cash equivalents	9,357	20,919	19,668	(92,897)
Cash and cash equivalents at beginning of period	32,920	42,377	22,609	156,193

Cash and cash equivalents at end of period	42,277	63,296	42,277	63,296

Supplementary Cash Flow Information
Cash interest paid in determination of earnings	18,034	17,217	51,245	47,622
Cash taxes paid	11,002	11,876	33,134	39,795

Extendicare Inc. September 2006	40

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(thousands of dollars)	2006	2005
		(restated note 1)
Assets
Current assets
Cash and short-term investments	42,277	38,255
Marketable securities (market value $2,409 and $6,655, respectively)	2,409	6,460
Accounts receivable	200,417	170,649
Income taxes recoverable	21,481	11,711
Future income tax assets	33,339	24,437
Inventories, supplies and prepaid expenses	31,180	22,620

	331,103	274,132
Property and equipment	1,110,921	1,111,108
Goodwill and other intangible assets	96,073	99,451
Other assets	138,002	143,327

	1,676,099	1,628,018
Equity accounted investments	76,169	72,445

	1,752,268	1,700,463

Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	—	15,646
Accounts payable	36,228	38,394
Accrued liabilities	250,539	206,079
Accrual for self-insured liabilities	19,560	22,679
Future income tax liability	16,121	—
Current maturities of long-term debt	14,877	21,151

	337,325	303,949
Accrual for self-insured liabilities	40,804	43,986
Long-term debt	823,545	775,243
Other long-term liabilities	69,809	66,612
Future income tax liabilities	18,708	24,137

	1,290,191	1,213,927
Share capital and contributed surplus	298,928	308,891
Retained earnings	204,770	202,017
Foreign currency translation adjustment account	(41,621)	(24,372)

	1,752,268	1,700,463

Closing US/Cdn. dollar exchange rate	1.1177	1.1630

EXTENDICARE INC.
Consolidated Statements of Retained Earnings
(unaudited)

	Nine months ended
(thousands of dollars)	September 30
	2006	2005

Balance at beginning of period, as previously reported	213,782	151,903
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 2)	(11,765)	(10,855)

Balance at beginning of period, restated	202,017	141,048
Earnings for the period	13,016	71,694
Purchase of shares in excess of book value	(3,456)	(8,478)
Preferred share dividends	(601)	(508)
Common share dividends	(6,206)	(9,428)

Balance at end of period	204,770	194,328

Extendicare Inc. September 2006	41

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
1. Basis of Presentation
The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual consolidated financial statements and should be read together with the Company’s annual audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005, as reissued on September 13, 2006. The consolidated financial statements were reissued to reflect the adoption in 2006 of a new accounting recommendation, which was applied retroactively with restatement of prior periods, and the identification in 2006 of additional properties whose operations have been discontinued (notes 2 and 5).
2. Change in Accounting Policy
Effective January 1, 2006, the Company elected early adoption of the new accounting recommendation of The Canadian Institute of Chartered Accountants (CICA) for conditional asset retirement obligations. On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. According to EIC-159, the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Under EIC-159, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development and/or through the normal operation of the asset.
This abstract is to be applied retroactively with restatement of prior periods, and conforms Canadian standards to U.S. standards as outlined in Financial Accounting Standard (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which was issued in March 2005 as an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. The U.S. policy became effective no later than the end of fiscal years ending after December 15, 2005.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The following assumptions were used in calculating the conditional asset retirement obligations: (a) a discount rate of 6.75% to 7.10%; (b) the estimated timing of the settlement of the conditional obligations ranges from 10 to 30 years; and (c) the estimated undiscounted cash flow amount to settle the asset retirement obligation is approximately $50 million.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: long-term accrued liabilities increased $20.0 million (2004 — $19.1 million); property and equipment, net of accumulated depreciation, increased $2.4 million (2004 — $2.6 million); long-term future tax assets increased $6.8 million (2004 — $6.4 million); foreign currency translation adjustment credit increased $1.0 million (2004 — $0.8 million); and retained earnings decreased $11.8 million (2004 — $10.9 million). The impact to pre-tax earnings for the year ended December 31, 2005, was $1.5 million, representing accretion expense for the asset retirement obligation of $1.4 million and

Extendicare Inc. September 2006	42

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
depreciation expense for property and equipment of $0.1 million. On an after-tax basis, the charge to net earnings was $0.9 million.
The impact to pre-tax earnings for the nine months ended September 30, 2006, was $1.1 million (2005 — $1.1 million), representing accretion expense for the asset retirement obligation of $1.0 million (2005 — $1.0 million) and depreciation expense for property and equipment of $0.1 million (2005 — $0.1 million). On an after-tax basis, the charge to net earnings for the nine months in 2006 was $0.7 million (2005 — $0.7 million). After recording the charges in the first nine months of 2006 for accretion and depreciation, the balance sheet values at September 30, 2006, related to conditional asset retirement obligations were as follows: long-term accrued liabilities of $20.4 million; property and equipment, net of accumulated depreciation of $2.2 million; long-term future tax assets of $7.1 million; foreign currency translation adjustment credit of $1.3 million; and a decrease to retained earnings of $12.4 million.
3. Acquisitions
2006
On August 1, 2006 EHSI acquired three nursing facilities (259 beds) in Kentucky for cash $11.8 million (US$10.4 million) and on March 1, 2006, EHSI acquired two nursing facilities (417 beds) in Pennsylvania for cash of $28.1 million (US$24.7 million). The preliminary allocation of the purchase price for these two acquisitions resulted in $2.7 million (US$2.4 million) assigned to goodwill and $0.2 million (US$0.2 million) assigned to resident relationships, which are classified as other intangible assets. The Company will complete its valuation of net assets acquired by December 31, 2006. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods. The net assets acquired were as follows:
Summary of Preliminary Purchase Price Allocation for 2006 Nursing Facility Acquisitions

	Kentucky		Pennsylvania		Total
(thousands of dollars)	US$	C$	US$	C$	US$	C$

Inventories, supplies and prepaid expenses	48	54	99	112	147	166
Property and equipment	10,264	11,605	22,685	25,759	32,949	37,364
Goodwill	182	206	2,221	2,522	2,403	2,728
Resident relationships	71	80	149	169	220	249

Total assets	10,565	11,945	25,154	28,562	35,719	40,507
Accounts payable	156	176	431	489	587	665

Purchase price	10,409	11,769	24,723	28,073	35,132	39,842

2005
On June 1, 2005, EHSI’s acquisition of a 127-bed nursing home in Elsmere, Kentucky for cash of $10.3 million (US$8.2 million) was accounted for as a purchase transaction.
On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of $179.4 million (US$144.6 million). Upon acquisition, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI operated. The Company financed the acquisition by drawing US$60.0 million on EHSI’s revolver loan, using US$29.6 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. ALC had operating cash on hand of $8.1 million (US$6.5 million) at the date of acquisition. The acquisition was accounted for as a purchase transaction and the valuation of ALC’s net assets acquired was finalized by the Company in December 2005.
ALC’s financial results for the nine months ended September 30, 2006, are included in the consolidated results of the Company compared to eight months of ALC’s results in the nine months ended September 30, 2005.

Extendicare Inc. September 2006	43

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
4. Loss (Gain) from Restructuring Charges, Asset Impairment, Disposals and Other Items

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30
	2006	2005	2006	2005

Restructuring charges	13,267	—	20,906	—
Provision for impairment of U.S. facilities	3,903	—	3,903	—
Loss (gain) on the investment in Omnicare shares	241	(11,698)	384	(11,698)
Gain on sale of other non-core assets	—	(220)	(261)	(1,550)
Loss related to abandoned assisted living project	761	—	761	—
Write-off of deferred financing costs from retirement of debt	—	—	—	337
Other	—	—	825	—

	18,172	(11,918)	26,518	(12,911)

2006
For the third quarter and nine months ended September 30, 2006, the Company incurred pre-tax restructuring charges of $13.3 million and $20.9 million, respectively, related to an initiative of the Board of Directors to consider various structures and options aimed at increasing value to shareholders. The Board announced in May a reorganization (the “Reorganization”) of Extendicare by a plan of arrangement (the “Arrangement”), which was approved by the shareholders on October 16, 2006 and by the Ontario Superior Court of Justice on October 24, 2006. The Arrangement was intended to close effective November 1, 2006 and result in the spin-off of Assisted Living Concepts, Inc. as a public company and the conversion of Extendicare into a Canadian real estate investment trust (the “Extendicare REIT”). Due to changes in tax rules applicable to income trusts, the Company chose to temporarily delay the November 1, 2006 completion date of the Arrangement. The restructuring charges include professional fees for advisory, legal and audit services as well as employment termination costs, success bonuses and recognition of share-based compensation expense as a result of accelerated vesting of options (note 16).
In the third quarter EHSI recorded an impairment charge for long-lived assets of $3.9 million (US$3.5 million) with $3.4 million (US$3.1 million) relating to an assisted living facility in Ohio. The estimated undiscounted future cash flows were determined not to be sufficient to recover the carrying amounts of these facilities and the charge was measured by comparing the fair value of the asset to its carrying amount. The property’s remaining fair value is $0.2 million (US$0.2 million).
In the third quarter, EHSI recorded a loss of $0.8 million (US$0.7 million) relating to the abandonment of a proposed assisted living project in Bainbridge, Washington.
In the second quarter the Company sold other non-core assets for $0.4 million, which resulted in a pre-tax gain of $0.3 million. In addition the Company recorded a provision for severance of $0.8 million.
In the first quarter, EHSI sold 50,000 of the 100,000 shares of Omnicare, Inc. it held for proceeds of $3.5 million (US$3.1 million), which resulted in a pre-tax gain of $0.3 million (US$0.3 million). For the remaining 50,000 Omnicare shares the Company has recorded charges of $0.2 million and $0.7 million respectively for the three and nine months ended September 30, 2006 to reflect the amount the market value was below the cost of the investment.
2005
During the third quarter of 2005, the Company recognized a pre-tax gain of $11.9 million related primarily to the receipt by EHSI of 164,000 shares of Omnicare, Inc. (Omnicare), in exchange for a warrant, which was accounted for at the fair value of the shares received. As the Company’s carrying value of the warrant had been written down to nil in 2004, this transaction resulted in a gain of $10.8 million. In addition, the Company sold 50,000 of its 125,000 shares of Omnicare already held resulting in a further $0.9 million gain in the quarter. An additional gain of $0.2 million was realized on the sale of miscellaneous assets in the quarter.

Extendicare Inc. September 2006	44

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
During the second quarter of 2005, EHSI sold non-core assets for approximately $1.2 million (US$1.0 million) resulting in a pre-tax gain of $0.8 million. In the first quarter of 2005, EHSI sold for $2.3 million (US$1.9 million) in cash a former nursing home property in Maryland that had been closed since 1998. The pre-tax gain on the disposition was $0.5 million. Also, in the 2005 first quarter, EHSI prepaid an Industrial Development Revenue Bond totalling $11.7 million (US$9.5 million) and a mortgage totalling $6.5 million (US$5.3 million), which resulted in a pre-tax charge to earnings of $0.3 million to write off deferred financing costs.
For continuing and discontinued operations, the following reconciles the loss (gain) from restructuring charges, asset impairment, disposals and other items to the amounts reported in the statement of cash flows.

	Three months ended		Nine months ended
(thousands of dollars)	September 30		September 30
	2006	2005	2006	2005

Loss (gain) from restructuring charges, asset impairment, disposals and other items
Continuing operations	18,172	(11,918)	26,518	(12,911)
Discontinued operations (note 5)	233	(1,560)	2,044	5,509

Per the statement of cash flows	18,405	(13,478)	28,562	(7,402)

5. Discontinued Operations
The following is a financial summary of discontinued operations.

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2006	2005	2006	2005

Revenue	3,185	8,134	10,710	26,235
Operating costs	4,389	11,037	15,451	30,668
Lease costs	5	123	144	367
Depreciation	(5)	401	136	1,567
Accretion	6	—	16	—
Interest income	—	(39)	(1)	(146)

Loss before the undernoted	(1,210)	(3,388)	(5,036)	(6,221)
Impairment charges	(233)	(2,427)	(3,368)	(9,496)
Recovery on sale of facilities	—	3,987	1,324	3,987

Loss from discontinued operations before income taxes	(1,443)	(1,828)	(7,080)	(11,730)
Income tax recovery	611	738	2,937	4,652

Loss from discontinued operations	(832)	(1,090)	(4,143)	(7,078)

Loss per Subordinate Voting Share
Basic	(0.01)	(0.02)	(0.06)	(0.10)
Diluted	(0.01)	(0.02)	(0.06)	(0.10)

Loss per Multiple Voting Share
Basic	(0.01)	(0.02)	(0.06)	(0.10)
Diluted	(0.01)	(0.02)	(0.06)	(0.10)

The Company has reported the results of the following operations and the related pre-tax gains (or losses) from impairment charges and asset disposals as discontinued operations and the prior periods were restated for operations identified as discontinued in 2006.
2006
Wisconsin Nursing Facilities
In the second quarter, due to poor financial performance and future capital needs of the nursing facility (63 beds), EHSI decided to dispose of the facility, or close and actively pursue the disposition of this property, located in Milwaukee, Wisconsin. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $1.1 million (US$1.0 million) based upon its valuation of the property. In the third quarter EHSI recorded an additional impairment charge of $0.2 million to reduce the property value to nil.

Extendicare Inc. September 2006	45

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
In the first quarter, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million) for the Lakeside facility that was sold in December 2005 as described below. This settlement pertained to the period that EHSI operated the facility and the charge was classified as an operating cost in discontinued operations.
Texas and Washington Assisted Living Properties
In the first quarter, due to poor financial performance and future capital needs, EHSI made a decision to close an assisted living facility (60 units) located in San Antonio, Texas, and to actively pursue the disposition of the property. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million (US$1.7 million), which was included in other assets as assets held for sale.
In addition, during the first quarter, the lease term for an assisted living facility located in Edmonds, Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, in order to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until September 2006, when it concluded this relationship. As a result, the financial results of this facility have been reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.
Minnesota Nursing Properties
Of the three Minnesota nursing properties included in discontinued operations in 2005 as described below, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). In April 2006 an additional property was sold for $0.5 million (US$0.5 million), which resulted in a pre-tax recovery of $0.2 million (US$0.2 million). At September 30, 2006, the carrying value of the one remaining property included in assets held for sale was $0.9 million (US$0.8 million).
2005
Sale of Florida Leased Properties
In the third quarter, EHSI concluded the sale of six leased nursing facilities in Florida to Senior Health Properties — South, Inc., for net proceeds of $11.2 million (US$9.4 million), resulting in a pre-tax gain of $4.0 million (US$3.4 million).
Minnesota Nursing Properties
In the third quarter, due to poor financial performance, EHSI, with the State of Minnesota’s approval, decided to close three nursing facilities (343 beds) located in Minneapolis/St. Paul, Minnesota and actively pursue the sale of the properties. As a result, the Company reclassified the financial results of these three nursing facilities as discontinued operations and recorded an impairment charge of $2.4 million (US$2.1 million).
Lakeside Nursing Facility of Wisconsin
EHSI’s Lakeside facility was under a three-year lease arrangement from August 2004 with Benedictine Health Dimensions, Inc. (Benedictine), a long-term care provider. In the third quarter, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, to relocate all residents and to close the nursing facility. In addition, EHSI initiated actions to sell the property. As a result, the Company reclassified the financial results of the nursing facility, both prior to the transfer of the facility to a subsidiary of Benedictine and thereafter, as discontinued operations. In the second quarter, EHSI recorded an asset impairment provision of $7.1 million (US$5.7 million) to reduce the carrying value of the Lakeside property to $0.5 million (US$0.4 million). In December 2005 EHSI sold Lakeside for net proceeds of $1.3 million (US$1.2 million), which resulted in a pre-tax recovery of $1.0 million (US$0.8 million).
6. Property and Equipment
At September 30, 2006, outstanding capital expenditure commitments for ECI totalled $0.4 million, and for EHSI, totalled $18.4 million (US$16.5 million). Included in EHSI’s outstanding commitments was US$2.2 million related to three construction projects to complete an 89-bed nursing facility and two additions for 43 assisted living units estimated to cost approximately US$15.3 million, of which US$2.1 million was spent through September 30, 2006.

Extendicare Inc. September 2006	46

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
7. Goodwill and Other Intangible Assets
As a result of the nursing facility acquisitions in the 2006 first and third quarters, goodwill increased by $2.7 million (US$2.4 million) and intangible assets increased by $0.2 million (US$0.2 million). The intangible asset increase represents resident relationships that are being amortized over eighteen months. Also included in goodwill and other intangible assets are intangible assets representing assisted living resident relationships, which are being amortized over three years and leasehold rights, which are amortized over the term of the lease including renewal options. As at September 30, 2006, intangible assets had a gross carrying value of $18.7 million and accumulative amortization of $15.0 million, for a net book value of $3.7 million (December 31, 2005 — $19.1 million, $13.0 million and $6.1 million, respectively). The aggregate amortization expense for each of the nine-month periods ended September 30, 2006 and 2005 was $2.5 million and $2.8 million, respectively.
8. Equity Accounted Investments
Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for each of the nine-month periods ended September 30, 2006 and 2005 was $3.9 million. There were no dividends paid in the first nine months of 2006 and 2005.
In 1998 an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders also provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the second closing). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction. The carrying value of the Crown Life investment at September 30, 2006, was $77.8 million (December 31, 2005 — $73.8 million).
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s principal shareholders if the liabilities are settled for less than the holdback amount. It is anticipated that the second closing will be finalized in the first half of 2007. However, in view of the process described above, there can be no assurance as to the timing of the finalization of the transaction.
Extendicare’s share of Salumatics Inc. losses for each of the nine-month periods ended September 30, 2006 and 2005 was $0.2 million and $0.8 million, respectively.
9. Long-term Debt
The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including debt due within one year, of $178.3 million (US$143.6 million) and borrowings of $74.5 million (US$60.0 million) under its former credit facility to partly finance the transaction. The Company’s total long-term debt, including debt due within one year, increased from $620.9 million at December 31, 2004 to $824.9 million at September 30, 2005 and was primarily the result of the acquisition of ALC.
In anticipation of the distribution of ALC to the Company’s shareholders and its operation as a separate public company and the subsequent conversion of Extendicare into a Canadian real estate investment trust, EHSI refinanced its US$150.0 million 9.5% Senior Notes due 2010 (2010 Notes), US$125.0 million 6.875% Senior Subordinated Notes due 2014 (2014 Notes), its term loan and revolving credit facility and terminated its existing interest rate swap and cap agreements. As a result of the repayment of the 2010 Notes and the 2014 Notes, on October 18, 2006, EHSI filed with the Securities and Exchange Commission a certification and notice of termination of registration under Section 12(g) of the Securities Exchange Act of 1934 and will therefore have no duty to file periodic reports with the SEC (note 16).

Extendicare Inc. September 2006	47

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Interest Rate Swap and Cap Agreements
To hedge its exposure to fluctuations in the market value, EHSI had two interest rate swap and two interest rate cap agreements relating to its 2010 Notes and 2014 Notes, for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP and therefore, changes in market value are recorded in earnings. The valuation loss or gain on the interest rate caps for each of the three months ended September 30, 2006 and 2005, was a $1.4 million loss and a $0.1 million gain, respectively. For each of the nine months ended September 30, 2006 and 2005, the valuation loss on the interest rate caps was $1.0 million and $2.6 million, respectively.
Interest Rate Lock Agreement
On July 17, 2006, EHSI entered into a Treasury Rate and Swap Spread Lock Agreement (Interest Rate Lock Agreement) with Lehman Brothers. Under the Interest Rate Lock Agreement, EHSI locked in the interest rate on up to US$600 million of proposed mortgage loan financing to hedge against rates increasing prior to the completion of the mortgage financing. EHSI did not designate this instrument as a hedge for accounting purposes and therefore changes in market value were recorded in the statement of income.
During the third quarter of 2006, EHSI made US$18.0 million in deposits under the Interest Rate Lock Agreement. These deposits are refundable to EHSI except to the extent needed to pay breakage costs under the Interest Rate Lock Agreement. Breakage costs were defined as breakage, carry and unwind costs incurred by Lehman if (1) the loan failed to close prior to the expiration date, (2) the term of the mortgage loan financing was for other than five years, or (3) the final amount of the mortgage loan financing was less than US$600 million. Due to decreases in market interest rates, the market value of the Interest Rate Lock Agreement decreased, resulting in an unrealized loss of $15.2 million (US$13.6 million) in the third quarter and this unrealized loss was reported as part of valuation loss (gain) on interest rate lock and caps in the consolidated statement of earnings. As of September 30, 2006, the market value of the Interest Rate Lock Agreement was $4.9 million (US$4.4 million) and this asset was included as a prepaid expense in current assets.
On October 16, 2006 prior to completing the mortgage financing, EHSI decided to terminate the Interest Rate Lock Agreement (note 16).
10. Income Taxes
With the Company’s plan to spin-off ALC and convert the remaining operations to a real estate investment trust approved and completed, the earnings of EHSI were planned to be distributed to the Company’s unitholders on an ongoing basis, and attract withholding taxes. As a result, in the second quarter, the Company recorded a current future income tax liability and provision of $15.6 million (US$13.7 million) pertaining to withholding tax on the balance of EHSI’s undistributed earnings up to June 30, 2006. In the third quarter the Company recorded future income tax on EHSI’s increase in its undistributed earnings for the third quarter. In addition, in the second quarter a future income tax liability and provision of $1.5 million (US$1.4 million) was recognized related to a difference in the Company’s carrying value of the investment in ALC and its tax basis. The difference in the Company’s carrying value of the investment in ALC and its tax basis was reduced to $0.1 million (US$0.1 million) as at September 30, 2006.
In June 2006 the Canadian Federal Government passed into law a reduction in the general corporate tax rates which will reduce the Company’s combined federal/provincial tax rate from the current rate of 36.12% to 34.5%, 34.0% and 33.0%, in 2008, 2009 and 2010, respectively. Accordingly, the future income tax provision in the second quarter of 2006 included a recovery in the amount of $0.8 million representing the effect on opening future income tax balances of these lower tax rates.
11. Share Capital
Pursuant to the share provisions, on September 6, 2006, the Company issued a notice of redemption to redeem all of its issued and outstanding preferred shares for proceeds of $25.00 per share and accrued and unpaid dividends, for a total of $20.2 million. As at September 30, 2006, the Company reflected the $20.2 million in current accrued liabilities, representing its $16.8 million carrying value of preferred shares, which was reclassified from equity, accrued and unpaid dividends of $0.2 million, and $3.2 million being the excess of the redemption price over the carrying value of its Class II, Preferred Shares, Series 1. On October 12, 2006, the Company deposited with its transfer agent, Computershare Trust

Extendicare Inc. September 2006	48

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Company of Canada, the redemption proceeds. The effective date of the redemption was October 13, 2006, following which any amounts that remain unclaimed for a period of six years shall be forfeited to Extendicare.
During the nine months ended September 30, 2006, the Company purchased 13,000 Multiple Voting Shares at a cost of $0.2 million and also purchased 5,700 Class I Preferred Shares, Series 2 at a cost of $0.1 million pursuant to the purchase obligation provision. During the first nine months of 2006, 570,375 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $4.7 million, which after adjusting for previously accrued compensation expense, tax credits and contributed surplus, increased capital stock by $7.0 million.
As a result of the above transactions, the carrying value of capital stock decreased by $9.9 million and retained earnings was charged with $3.4 million attributable to the cost of purchases in excess of their carrying value of $0.2 million and the $3.2 million premium on redemption of preferred shares.
During the nine months ended September 30, 2005, the Company purchased 640,300 Subordinate Voting Shares at a cost of $11.1 million; 23,800 Multiple Voting Shares at a cost of $0.4 million; and 8,000 Class I Preferred Shares, Series 2 at a cost of $0.2 million pursuant to the purchase obligation. During the first nine months of 2005, 723,650 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $2.5 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $2.9 million. As a result of these transactions, the carrying value of capital stock decreased by $0.3 million and retained earnings was charged with $8.5 million attributable to the cost of purchases in excess of their carrying value.
For awards under the Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”) that include tandem share appreciation rights (SARs), the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the nine months ended September 30, 2006, the Company accrued $4.5 million (2005 — $1.8 million) of compensation expense associated with tandem SARs granted.
In August 2006, as part of the Reorganization and pursuant to the terms of the Stock Option Plan, the Board of Directors approved the accelerated vesting of all options under the Stock Option Plan, and any options that remained unexercised after October 25, 2006 were to be cancelled. As a result of this accelerated vesting, the Company recognized share-based compensation expense of $1.0 million during the 2006 third quarter, and classified it as part of the provision for restructuring costs.
The Company elected to adopt the fair value based method of accounting for share-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation of $167,000 for the nine months ended September 30, 2006 (2005 — $115,000). Contributed surplus decreased by $22,000 to $369,000 (2005 — increased $35,000 to $353,000) at the end of September 2006, after $189,000 (2005 — $80,000) of adjustments for a portion of the stock options that were exercised.
In the first nine months of 2006, there were no tandem SARs granted pursuant to the Stock Option Plan. During the first nine months of 2005, the Board granted the following pursuant to the Stock Option Plan: on February 22, 501,000 tandem SARs at an exercise price of $18.00; on March 16, 10,000 tandem SARs at an exercise price of $18.40; on May 5, 10,000 tandem SARs at an exercise price of $17.20; and on September 6, 10,000 tandem SARs at an exercise price of $19.10. The exercise prices were based on the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (TSX) on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on February 22, 2015, March 16, 2015, May 5, 2015 and September 6, 2015, respectively.

Extendicare Inc. September 2006	49

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
In June 2006, with the approval of its shareholders and the TSX, the Company increased its Subordinate Voting Shares held for reserve under its Stock Option Plan by 3,400,000. As at September 30, 2006, 5,729,100 Subordinate Voting Shares were reserved under the Stock Option Plan of which a total of 1,051,125 Subordinate Voting Shares had been granted. These options had exercise prices ranging from $3.45 to $18.00 per share, and initial expiration dates of between February 21, 2007 and December 19, 2015. During the nine months ended September 30, 2006, 62,125 options expired and/or were cancelled.
Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended		Nine months ended
(thousands of dollars except per share amounts)	September 30		September 30
	2006	2005	2006	2005

Net earnings for the period	1,656	28,750	13,016	71,694
Compensation expense related to fair value of stock options, after taxes of $nil	(7)	(20)	(12)	(103)

Pro forma net earnings for the period	1,649	28,730	13,004	71,591

Earnings per Subordinate Voting Share, reported and pro forma (dollars)
Basic	0.03	0.42	0.19	1.05
Diluted	0.03	0.42	0.19	1.04

Earnings per Multiple Voting Share, reported and pro forma (dollars)
Basic	0.00	0.39	0.12	0.97
Diluted	0.00	0.39	0.12	0.96

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.
12. Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies have increased resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts.
In connection with its agreement to provide pharmacy services to EHSI, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement. There has been no change in the status of the claim from December 31, 2005.
13. Earnings per Share
The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items are allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share. The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

Extendicare Inc. September 2006	50

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

	Three months ended		Nine months ended
	September 30		September 30
(thousands of dollars unless otherwise noted)	2006	2005	2006	2005

Numerator for basic and diluted earnings per share

Net earnings	1,656	28,750	13,016	71,694
Dividends on preferred shares	(216)	(169)	(617)	(507)

Net earnings after preferred share dividends	1,440	28,581	12,399	71,187
Subordinate Voting preferential dividend	(1,406)	(1,419)	(4,212)	(4,267)

Total for basic earnings per share	34	27,162	8,187	66,920
Dilutive Subordinate Voting preferential dividend	(15)	(22)	(60)	(66)

Total for diluted earnings per share	19	27,140	8,127	66,854

Earnings from continuing operations
Total of net earnings for basic earnings per share	34	27,162	8,187	66,920
Add back: loss from discontinued operations, net of tax	832	1,090	4,143	7,078

Total from continuing operations for basic earnings per share	866	28,252	12,330	73,998
Dilutive Subordinate Voting Share preferential dividend	(15)	(22)	(60)	(66)

Total from continuing operations for diluted earnings per share	851	28,230	12,270	73,932

Denominator for basic and diluted earnings per share (thousands)
Weighted average number of:
Subordinate Voting Shares	56,246	56,778	56,155	56,890
Multiple Voting Shares	11,779	11,857	11,779	11,880

Total for basic earnings per share	68,025	68,635	67,934	68,770
Dilutive Subordinate Voting Share stock options (1)	587	880	802	880

Total for diluted earnings per share	68,612	69,515	68,736	69,650

Net Earnings per Share (dollars) (2)
Subordinate Voting
Basic	0.03	0.42	0.19	1.05
Diluted	0.03	0.42	0.19	1.04
Multiple Voting
Basic	0.00	0.39	0.12	0.97
Diluted	0.00	0.39	0.12	0.96

Earnings from Continuing Operations per Share (dollars)(2)
Subordinate Voting
Basic	0.04	0.44	0.25	1.15
Diluted	0.04	0.44	0.25	1.14
Multiple Voting
Basic	0.01	0.41	0.18	1.07
Diluted	0.01	0.41	0.18	1.06

(1)	For the nine months ended September 30, 2006, and September 30, 2005 there were no stock options excluded from the calculation of dilutive stock options.

(2)	After giving effect to the Subordinate Voting Share preferential dividend of $0.075 per share in the nine months ended September 30 of 2006 and 2005.

Extendicare Inc. September 2006	51

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
14. Segmented Information

	Three months ended				Nine months ended
	September 30				September 30
(millions of dollars)	2006		2005		2006	2005

Revenue
United States	363.0		355.5		1,073.4	1,092.3
Canada	137.6		130.2		404.7	382.3

	500.7	(2)	485.7		1,478.1	1,474.6

EBITDA (1)
United States	49.7		54.7		150.7	172.9
Canada	13.3		13.1		33.4	35.4

	63.0		67.7	(2)	184.1	208.2	(2)

Earnings (Loss) from Continuing Health Care Operations
United States	2.8		24.2		13.3	65.0
Canada	(1.6)		4.8		0.2	10.7

	1.2		29.1	(2)	13.5	75.7

	Sept. 30	Dec. 31
(millions of dollars)	2006	2005

Goodwill
United States (3)	92.4	93.3

Health Care Assets
United States	1,328.2	1,284.3
Canada	347.9	343.7

	1,676.1	1,628.0
Equity accounted investments	76.2	72.4

Total consolidated assets	1,752.3	1,700.5	(2)

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, accretion, valuation loss (gain) on interest rate lock and caps, and loss (gain) from restructuring charges, asset impairment, disposals and other items.

(2)	Does not add due to rounding.

(3)	The change in goodwill is due to $2.7 million pertaining to acquisitions in the first nine months of 2006 and a reduction of $3.6 million for foreign currency translation of U.S. operations.
15. Employee Future Benefits
The future benefit expense of the Company’s defined benefit pension plans for each of the three months ended September 30, 2006 and 2005 was $0.9 million and $1.2 million, respectively. For each of the nine months ended September 30, 2006 and 2005, the future benefit expense was $2.8 million and $2.5 million, respectively.
16. Subsequent Events
Reorganization
At a shareholders meeting on October 16, 2006, shareholders approved the Arrangement by 97.44% of its holders of Subordinate Voting Shares and 99.96% of its holders of Multiple Voting Shares to distribute ALC to the Extendicare shareholders and convert the remaining business of Extendicare into a Canadian real estate investment trust. Shareholders also approved the adoption of a unitholder rights plan for Extendicare REIT. On October 24, 2006 Extendicare received the final order from the Ontario Superior Court of Justice to approve the Arrangement. In October 2006, ALC filed a final Form 10 with the Securities and Exchange Commission and was approved to trade as a public company, listed on the New York Stock Exchange. After having satisfied all of conditions of the Arrangement, the effective date of the Arrangement was set to be November 1, 2006.
On October 31, 2006 the federal government announced that it would impose a distribution tax on distributions from publicly traded income trusts and limited partnerships. For income trusts that began trading after October 31, 2006, the measures will apply beginning with their 2007 taxation year. For existing income trusts and limited partnerships the government has proposed a four-year transition period. These income trusts will not be subject to the new measures until their 2011 taxation year. The Company temporarily delayed proceeding with the Reorganization in order to study its alternatives. Subsequently, after taking into account the recommendations of the senior management, the advice of its

Extendicare Inc. September 2006	52

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
financial and legal advisors and consultation with various stakeholders, the Extendicare’s Board of Directors at a meeting on November 7, 2006, approved proceeding with the Reorganization as originally planned. The Company intends to complete the Reorganization on November 10, 2006. Over 70% of Extendicare’s operations are in the U.S. and are already subject to income tax and therefore the Company believes it is less affected by the proposed tax changes compared to other non-qualifying REITs.
Upon completion of the Reorganization, ALC will operate 206 assisted living facilities totalling 8,262 units in 17 states in the U.S. ALC will maintain a subordinate voting and multiple voting share structure similar to the current structure of Extendicare, except that the ALC multiple voting Class B common shares will generally be transferable only to related persons, unless first converted to subordinate voting Class A common shares on the basis of one Class B common share for 1.075 Class A common shares.
Upon completion of the Reorganization, Extendicare REIT, through its wholly owned subsidiaries, will operate 226 nursing homes and nine assisted living facilities, with capacity for 26,820 residents in 12 states in the U.S. and four provinces in Canada, along with related long-term care businesses of Extendicare.
On November 10, 2006, holders of Extendicare Subordinate Voting Shares will receive for each share one Class A common share of ALC and one Extendicare REIT unit (REIT Unit) or, if permitted and they so elected, one exchangeable limited partnership unit (Exchangeable LP Unit). Holders of Extendicare Multiple Voting Shares will receive for each share one Class B common share of ALC and 1.075 REIT Units or, if permitted and they so elected, 1.075 Exchangeable LP Units. The REIT Units will be listed on the Toronto Stock Exchange under the symbol EXE.UN and the ALC Class A common shares will be listed on the New York Stock Exchange under the symbol ALC.
Upon completion of the exchange of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares on November 10, 2006, the Company expects that approximately 70.2 million units will be issued consisting of approximately 59.2 million REIT Units and 11.0 million Exchangeable LP Units.
In connection with the Reorganization, the Company will realize a foreign exchange loss for a portion of the cumulative translation adjustment account pertaining to its net investment in EHSI. Based upon the exchange rate at September 30, 2006, this loss is estimated to be approximately $38.0 million, in connection with the distribution of dividends and repayment of long-term intercompany advances.
Prior to the implementation of the Arrangement, Extendicare and various subsidiaries of Extendicare will carry out certain pre-Arrangement transactions including:
•	the transfer of 29 assisted living properties that were formerly owned and operated by EHSI to ALC. The facilities were transferred in the third quarter of 2006 at a book value of $84.7 million (US$75.8 million);

•	the transfer by EHSI of the shares of ALC to Extendicare; and

•	the prepayment by EHSI of amounts owing by it under its existing senior credit facility and its 2010 Notes and its 2014 Notes and financed the repayment through a collateral mortgaged backed loan and a new revolving line of credit.
New Collateral Mortgage Backed Loan Financing
On October 16, 2006, EHSI completed a US$500.0 million collateral mortgage backed loan (the “CMBS Financing) and entered into a new US$120.0 million credit facility (the “Credit Facility”).
The CMBS Financing has a 5-year term, with a fixed interest rate of 6.6525%, with monthly interest only payments for the first three years, and principal repayments for the last two years, based upon a 25-year amortization. The loan is collateralized by a first mortgage on 86 of EHSI’s skilled nursing facilities. The loan requires that EHSI maintain a consolidated leverage ratio (consolidated debt exclusive of any notes owing to Extendicare, to consolidated EBITDA) of less than 5.5 to 1.0; and restricts the outstanding loan balance to 125% of the appraised fair market value of the facilities. EHSI is required to annually fund a capital replacement reserve, plus amounts to cover any significant renovations; with such funds being repaid upon evidence of the work being completed. If an event of default occurs, the lenders may appoint an interim manager and charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the collateral backed loans. As part of the CMBS Financing, EHSI created new wholly owned special purpose bankruptcy remote subsidiaries (SPEs) to hold the real estate assets. EHSI’s operating entities continue to operate the facilities through master and sub-master lease arrangements.

Extendicare Inc. September 2006	53

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Canada Mortgage and Housing Corporation Financing
In October 2006, ECI refinanced a $9.9 million mortgage that had matured, under Canada Mortgage and Housing Corporation (CMHC) financing, for a term of 10 years at a rate of 4.63%, with a 20-year amortization schedule. Extendicare has also filed an application with CMHC to obtain mortgage financing for approximately $25.0 million on three of ECI’s nursing homes.
Use of New Financing
On October 16, 2006, the CMBS Financing proceeds were used to repay all of the US$150.0 million of outstanding 2010 Notes and all, but US$30,000 of the outstanding US$125.0 million 2014 Notes for US$299.6 million, the total outstanding under the existing Term Loan and senior credit facility of US$165.6 million. Transactions costs incurred in the new debt financings of approximately $17.9 million (US$16.0 million) will be recorded as deferred financing costs and amortized over the term of the debt.

(thousands of dollars)	US$	C$

Payments by EHSI from mortgage financing proceeds
Senior Subordinated Notes at 6.875%, due 2014	124,970
Senior Notes at 9.50%, due 2010	150,000
Premium paid to redeem Notes, including consent fee	16,550
Accrued interest on Notes	8,094

	299,614

Term Loan, due 2010	84,925
Credit facility	80,000
Accrued interest	658

	165,583

Total payments	465,197	529,022

Tender and Prepayment of 2010 Notes and 2014 Notes
On October 6, 2006, in connection with the tender offers and consent solicitations issued on September 22, 2006 for the 2010 Notes and the 2014 Notes, EHSI received the requisite amount of consents from the holders of the notes to amend the indentures governing them, thereby eliminating substantially all of the restrictive covenants governing the notes and certain event of default provisions. As of October 6, 2006, EHSI received 100% of the outstanding 2010 Notes and 99.98% of the outstanding 2014 Notes. The total consideration paid to each note validly tendered was (1) US$1,050.00 for each US$1,000 principal amount of the 2010 Notes, and (2) US$1,072.42 for each US$1,000 principal amount of the 2014 Notes, which was determined by pricing the 2014 Notes using standard market practice to the first call date at the fixed spread of 60 basis points over the bid-side yield on October 5, 2006. The US$299.6 million that EHSI paid on October 16, 2006, for the outstanding 2010 and 2014 Notes was inclusive of the premium/consent fee of $16.6 million and outstanding interest of US$8.1 million.
Costs of retirement of EHSI’s debt of approximately $34.6 million (US$31.0 million) will be recognized in the fourth quarter of 2006 and will consist of the premium and consent fee of US$16.6 million, US$11.8 million of unamortized deferred finance costs and unamortized bond discount of the debt retired and an estimated US$2.6 million of transaction fees.
Credit Facility
EHSI entered into a new Credit Facility that provides up to US$120.0 million. The Credit Facility has a three-year term, no required principal repayments, and floating-rate interest based on a pricing grid. The Credit Facility includes, among other things, the following terms and changes from the former Revolving Credit Facility:
•	the interest rate margins range based upon EHSI’s consolidated leverage ratio. The margin over the Eurodollar rate range from 1.5% to 2.5%, or 0.5% to 1.5% over the base rate, as applicable; and

•	procedures for the exclusion of ALC and its subsidiaries from the covenants upon the distribution of ALC.

Extendicare Inc. September 2006	54

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The Credit Facility has 23 skilled nursing facilities as specific collateral and is guaranteed by EHI and EHSI’s material domestic subsidiaries, but excluding ALC and its subsidiaries subsequent to the distribution of ALC. The Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors, however it excludes all skilled nursing facilities and associated personal property and accounts receivable that were mortgaged under the CMBS Financing.
The Credit Facility is used to back letters of credit and for general corporate purposes and requires EHSI to comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.
Interest Rate Lock Agreement
On October 16, 2006, EHSI terminated the Interest Rate Lock Agreement with Lehman Brothers and agreed to fix the interest rate for the CMBS Financing at the then current market rate. EHSI received a refund of US$7.4 million under the Interest Rate Lock Agreement in October 2006. EHSI will record a recovery of the unrealized loss on the agreement of US$3.0 million in the fourth quarter of 2006 resulting from the change in the market value of the agreement from September 30, 2006 to the date of cancellation of the Interest Rate Lock Agreement.
Termination of Interest Rate Swaps and Caps
On October 17, 2006, EHSI terminated its existing interest rate swaps and caps in conjunction with the repayment of its 2010 Notes and 2014 Notes. On that date, payments of US$13.7 million were made to EHSI’s counterparties to terminate the swaps and caps. A loss of approximately US$7.6 million will be recorded in the fourth quarter of 2006 relating to these transactions.
Foreign Currency Swap Agreement
On October 11, 2006, EHSI entered into a foreign currency swap agreement for a 36-month period commencing on December 5, 2006, which locks in the purchase of Canadian dollars at the fixed all-in exchange rate of 1.1141 for US$4.0 million per month. The objective of the foreign currency swap agreement is to provide a consistent level of payments to Extendicare REIT, subsequent to the completion of the Reorganization.
Stock Option Plan
In accordance with the accelerated vesting and termination of all options outstanding under the Stock Option Plan on October 25, 2006, 1,125 options were cancelled, and 1,050,000 were exercised subsequent to September 30, 2006, leaving no further options outstanding. As a result, the Company received net proceeds of $8.5 million on the issuance of Subordinate Voting Shares from treasury less cash paid on the exercise of tandem SARs and increased share capital by $11.8 million subsequent to September 30, 2006.
The Distribution of ALC to Shareholders
In addition to the transfer of the 29 assisted living properties by EHSI to ALC as previously mentioned, as part of the pre-Arrangement transactions, EHSI also made contributions of US$17.3 million to ALC’s capital in the third quarter of 2006 and subsequently contributed US$56.2 million in October 2006 for a total of $82.1 million (US$73.5 million). A cash contribution of US$10.0 million was made to enable ALC to establish a Bermuda based wholly owned captive insurance subsidiary, Pearson Indemnity Company, Ltd. (Pearson). Pearson will provide general and professional liability insurance to ALC subsequent to the Reorganization. A cash contribution of US$5.0 million was made to fund ALC’s purchase of a new administration building to replace its leased office space. An office building was acquired on August 2, 2006 in Menomonee Falls, Wisconsin that will be the headquarters for ALC in 2007. Contributions to ALC’s capital of US$2.3 million and US$1.7 million were made to fund transaction costs of ALC pertaining to the Reorganization. As well, a cash contribution of US$18.0 million was made, representing the amount needed to equal the original advances to ALC by EHSI before ALC started transferring cash from its operations to EHSI. EHSI contributed the outstanding balance at October 31, 2006 of its interest bearing advance receivable from ALC of US$22.0 million. In October 2006 the following securities were transferred to ALC at a market value of US$4.5 million: 50,000 common shares of Omnicare Inc.; 12,100 common shares of BAM Investments, Ltd; and 500,622 common shares of MedX Health Corp.

Extendicare Inc. September 2006	55

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
Contributions to Capital of ALC by EHSI

(thousands of dollars)	US$	C$

Cash contributions in the third quarter of 2006:
To establish a captive insurance subsidiary of ALC	10,000
To enable ALC to purchase a new administration building	5,000
To fund transaction costs of ALC	2,300

	17,300

Contributions in October 2006:
Cash contribution to equal original advances to ALC by EHSI	18,000
Cash contribution to fund transaction costs of ALC	1,700
Interest bearing advance receivable from ALC	22,017
Securities	4,463
Allocated goodwill for 29 properties transferred	9,983

	56,163

	73,463	82,110

The following summary financial information illustrates Extendicare’s consolidated statement of earnings and cash flows for the nine months ended September 30, 2006 and its consolidated balance sheet after giving effect to the ALC transfer to shareholders as a discontinued operation.
Extendicare and its affiliates are subject to U.S. income tax in connection with the distribution of ALC, including withholding tax on certain distributions from the U.S. to Canada by Extendicare’s U.S. subsidiaries. The amount of the U.S. income tax will be computed in part, on the fair market value of the ALC common shares, which the Company believes will be determined by reference to the weighted average trading price of the ALC Class A Shares immediately after the ALC distribution, which management believes will be based on the first day’s trading. In a management proxy circular issued on September 13, 2006, the Company estimated that the tax liability to be incurred on the distribution of ALC to be approximately US$123.6 million, based upon a trading value of US$8.00 per share. Each US1.00 change per share in the trading value represents approximately US$30.0 million of tax.
The following financial information does not give effect to the various transactions occurring subsequent to September 30, 2006 related to the ALC transfer as described in the preceding paragraphs, except the contributions to capital of ALC by EHSI. Also, these financial statements contain estimates for certain allocations between EHSI and ALC, which will be finalized in the 2006 fourth quarter and therefore these statements are subject to change.
Statement of Earnings for the Nine Months ended September 30, 2006

			Extendicare
	Extendicare		with ALC as
(thousands of dollars)	Inc.	ALC	Discontinued

Revenue	1,478,085	(190,917)	1,287,168
Operating and administrative costs	1,271,381	(135,085)	1,136,296

Earnings before undernoted	206,704	(55,832)	150,872
Lease costs	22,568	(12,297)	10,271
Depreciation, amortization and accretion	51,450	(13,499)	37,951
Interest, net	48,433	(4,693)	43,740
Valuation loss on interest rate lock and caps	16,165	—	16,165
Loss (gain) from restructuring charges, asset impairment, disposals and other items	26,518	(7,620)	18,898

Earnings from continuing health care operations before income taxes	41,570	(17,723)	23,847
Income taxes	28,103	(8,352)	19,751

Earnings from continuing health care operations	13,467	(9,371)	4,096
Share of equity accounted earnings	3,692	—	3,692

Earnings from continuing operations	17,159	(9,371)	7,788
Earnings (loss) from discontinued operations, net of income taxes	(4,143)	9,371	5,228

Net earnings	13,016	—	13,016

Balance Sheet as at September 30, 2006

Extendicare Inc. September 2006	56

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements

			Extendicare
	Extendicare		Excluding
(thousands of dollars)	Inc.	ALC	ALC

Assets
Cash and short-term investments	42,277	(38,418)	3,859
Other current assets	288,826	(14,608)	274,218

Current assets	331,103	(53,026)	278,077
Property and equipment	1,110,921	(413,429)	697,492
Goodwill and other intangible assets	96,073	(20,526)	75,547
Other assets	138,002	(3,703)	134,299

	1,676,099	(490,684)	1,185,415
Equity accounted investments	76,169	—	76,169

	1,752,268	(490,684)	1,261,584

Liabilities and shareholders’ equity
Current maturities of long-term debt	14,877	(2,998)	11,879
Other current liabilities	322,448	(30,194)	292,254

Current liabilities	337,325	(33,192)	304,133
Accrual for self-insured liabilities	40,804	(1,677)	39,127
Long-term debt	823,545	(99,032)	724,513
Other long-term liabilities	69,809	(7,749)	62,060
Future income tax liabilities	18,708	(3,210)	15,498

Total liabilities	1,290,191	(144,860)	1,145,331
Shareholders’ equity	462,077	—	462,077
Dividend/capital distribution to shareholders		(345,824)	(345,824)

	1,752,268	(490,684)	1,261,584

Extendicare Inc. September 2006	57

Facility Location and Resident Capacity

			Assisted Living and
at September 30, 2006	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

By State/Province
United States
Pennsylvania	28	3,438	17	662	—	—	45	4,100
Ohio	29	3,036	20	809	—	—	49	3,845
Indiana	19	1,866	23	965	—	—	42	2,831
Wisconsin	23	1,961	12	650	—	—	35	2,611
Washington	15	1,618	22	943	—	—	37	2,561
Texas	—	—	41	1,640	—	—	41	1,640
Kentucky	22	1,872	1	55	—	—	23	1,927
Minnesota	7	914	1	58	—	—	8	972
Oregon	3	216	19	658	—	—	22	874
Idaho	2	194	9	344	—	—	11	538
New Jersey	—	—	9	437	—	—	9	437
Arizona	—	—	9	400	—	—	9	400
South Carolina	—	—	9	351	—	—	9	351
Nebraska	—	—	9	324	—	—	9	324
Iowa	—	—	6	224	—	—	6	224
Louisiana	—	—	4	173	—	—	4	173
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120
Michigan	—	—	3	117	—	—	3	117

Total United States	150	15,355	214	8,810	—	—	364	24,165

Canada
Ontario	52	7,751	1	493	1	120	54	8,364
Alberta	13	1,137	—	—	—	—	13	1,137
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	225	25,659	215	9,303	1	120	441	35,082

By Type of Ownership
United States
Owned	134	13,517	153	6,426	—	—	287	19,943
Leased	9	1,025	55	2,104	—	—	64	3,129
Managed	7	813	6	280	—	—	13	1,093

Total United States	150	15,355	214	8,810	—	—	364	24,165

Canada
Owned	45	6,083	—	—	—	—	45	6,083
Leased	9	1,155	—	76	—	—	9	1,231
Managed	21	3,066	1	417	1	120	23	3,603

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	225	25,659	215	9,303	1	120	441	35,082

Extendicare Inc. September 2006	58

As at September 30, 2006, Pro Forma for the Distribution of ALC
Pro Forma Facility Location and Resident Capacity

Pro Forma			Assisted Living and
at September 30, 2006	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

By State/Province
United States
Pennsylvania	28	3,438	6	247	—	—	34	3,685
Ohio	29	3,036	—	77	—	—	29	3,113
Wisconsin	23	1,961	—	17	—	—	23	1,978
Indiana	19	1,866	—	35	—	—	19	1,901
Washington	15	1,618	1	47	—	—	16	1,665
Kentucky	22	1,872	—	—	—	—	22	1,872
Minnesota	7	914	—	—	—	—	7	914
Oregon	3	216	—	—	—	—	3	216
Idaho	2	194	—	—	—	—	2	194
New Jersey	—	—	1	125	—	—	1	125
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120

Total United States	150	15,355	8	548	—	—	158	15,903

Canada
Ontario	52	7,751	1	493	1	120	54	8,364
Alberta	13	1,137	—	—	—	—	13	1,137
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	225	25,659	9	1,041	1	120	235	26,820

By Type of Ownership
United States
Owned	134	13,517	2	268	—	—	136	13,785
Leased	9	1,025	—	—	—	—	9	1,025
Managed	7	813	6	280	—	—	13	1,093

Total United States	150	15,355	8	548	—	—	158	15,903

Canada
Owned	45	6,083	—	—	—	—	45	6,083
Leased	9	1,155	—	76	—	—	9	1,231
Managed	21	3,066	1	417	1	120	23	3,603

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	225	25,659	9	1,041	1	120	235	26,820

Extendicare Inc. September 2006	59

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange (TSX)	Computershare Investor Services, Inc.
New York Stock Exchange (NYSE: EXE.A)	Tel: (800) 564-6253
Fax: (866) 249-7775
On November 10, 2006, Extendicare REIT Units will be listed on the TSX under the symbol EXE.UN	email: service@computershare.com www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com
Corporate Information
Extendicare Inc.’s 2005 Annual Report is available for viewing or printing on the Company’s website, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate Secretary.
Stock Symbol Change
Effective May 29, 2006, Extendicare’s trading symbols for its two classes of common stock listed on the TSX changed. The symbol for the Company’s Multiple Voting Shares changed from EXE.MV to EXE. The symbol for the Subordinate Voting Shares changed from EXE.SV to EXE.A, on both the TSX and the NYSE.
Effective November 10, 2006, Extendicare’s two classes of common stock will be exchanged for Assisted Living Concepts, Inc. common stock and Extendicare REIT or Exchangeable LP Units. The ALC Class A Shares will be listed on the NYSE under the symbol ALC. The Extendicare REIT Units will be listed on the TSX under the symbol EXE.UN. The REIT Units will not be listed on the NYSE.
Visit Extendicare’s website @ www.extendicare.com